As filed with the Securities and Exchange Commission on August 3, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Sierra Pacific Resources
(Exact name of registrant as specified in its charter)

NEVADA	88-0198358
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 10100 (6100 Neil Road)
Reno, Nevada 89520-0024 (89511)
(775) 834-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With a copy to:

Colleen J. Rice, Esq.
Acting General Counsel and Acting Corporate Secretary
Sierra Pacific Resources
P.O. Box 30150 (6100 Neil Road)
Reno, Nevada 89520-3150 (89511)
(775) 834-3600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)	With a copy to: William C. Rogers, Esq. Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 (617) 248-5000
     Approximate date of commencement of proposed sale of the securities to the public: The offer commenced, and the Conversion Offer Prospectus and related materials were sent to security holders, beginning on August 3, 2005, and the Registrant expects to consummate the conversion of Notes to Common Stock pursuant to the terms of the Conversion Offer Prospectus as soon as practicable after this Registration Statement becomes effective and all other conditions to the Offer described herein have been satisfied or waived.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Unit(2)	Price(3)	Registration Fee(3)

Common Stock, $1.00 par value	65,749,110	$5.21	$291,000,000	$34,250.70

(1)	The number of shares of Common Stock referred to above is the maximum number of shares that may be issued upon conversion of all of the $300,000,000 principal amount of Sierra Pacific Resources’ 7 1/4% Convertible Notes (the “Notes”) pursuant to the conversion offer. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued or become issuable in connection with stock splits, stock dividends, recapitalizations or similar events. There are also registered hereunder the Common Stock Purchase Rights issued and attached to the Common Stock pursuant to the Amended and Restated Rights Agreement between Sierra Pacific Resources and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent.

(2)	Calculated by dividing the proposed maximum aggregate offering price of $291,000,000 by 65,749,110, which is the maximum number of shares of Common Stock that may be issued pursuant to the conversion offer.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(f)(1) and (3) and 457(c) under the Securities Act based on the difference between (a) the product of (i) $1,150, which was the average of the high and low bid and asked price for $1,000 principal amount of Notes on the over-the-counter market on July 29, 2005, and (ii) 300,000, which represents the number of Notes sought in the conversion offer, and (b) $54,000,000, which represents the maximum aggregate amount of cash to be paid by the Registrant in the conversion offer.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Conversion Offer Prospectus may change. We may not complete the Offer and issue and deliver these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Conversion Offer Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

CONVERSION OFFER PROSPECTUS
Offer to Pay a Cash Premium
Upon the Conversion of Its $300,000,000 Principal Amount Outstanding
7 1/4% Convertible Notes due 2010 to Common Stock
CUSIP Nos. 826428AF1 and 826428AE4
ISIN Nos. US826428AF1 and US826428AE4
This Offer will expire at 5:00 PM, New York City time, on August 31, 2005, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of Notes (as defined below) must surrender their Notes for conversion on or prior to the Expiration Date to receive the Conversion Consideration (as defined below).
Sierra Pacific Resources (the “Company”) hereby offers to pay a cash premium to holders (“Holders”) of any and all of its $300,000,000 principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”), who elect to convert their Notes to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), in accordance with the terms of the Notes and upon the terms and subject to the conditions set forth in this Conversion Offer Prospectus (this “Conversion Offer Prospectus”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal” and together with this Conversion Offer Prospectus, the “Offer”). The Notes are not listed on any national securities exchange but are eligible for trading on the PORTAL Market. The Common Stock is traded on the New York Stock Exchange under the symbol “SRP.” The last reported sale price of the Common Stock on August 2, 2005 was $13.00 per share.
The consideration offered hereby is an amount, payable in cash, equal to $180 per $1,000 principal amount of Notes validly surrendered for conversion, plus an amount equivalent to the interest accrued thereon from and after the last interest payment date prior to the Expiration Date, which interest payment date will be August 14, 2005, up to, but not including, the Settlement Date (the “Conversion Consideration”). Although under the terms of the Notes, the Company is not obligated to pay interest for a partial interest period on Notes converted during that period, the Conversion Consideration includes an amount that is equivalent to the amount of interest that would have accrued and become payable on and after the last interest payment date prior to the Expiration Date, which interest payment date is August 14, 2005, up to, but not including, the Settlement Date had the Notes provided for payment of such amount as interest. Holders that validly surrender their Notes for conversion will receive the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the conversion terms of the Notes. Each $1,000 principal amount of the Notes is convertible into 219.1637 shares of Common Stock, which is equivalent to a conversion price of $4.5628 per share. The Company is not required to issue fractional shares of Common Stock upon conversion of the Notes. Instead, the Company will pay a cash adjustment based upon the market price of the Common Stock on the last business day before the date of the conversion. The “Settlement Date” in respect of any Notes that are validly surrendered for conversion is expected to be promptly following the Expiration Date. Holders surrendering their Notes for conversion after 5:00 PM, New York City time, on the Expiration Date will not be eligible to receive the Conversion Consideration.
Conversion of the Notes and an investment in the Company’s Common Stock involves risks. See “Risk Factors” on page 5 for a discussion of issues that you should consider with respect to the Offer.
You must make your own decision whether to surrender any Notes for conversion pursuant to the Offer, and, if you surrender Notes for conversion, the principal amount of Notes to surrender. Neither the Company nor its Board of Directors (the “Board”) makes any recommendation as to whether Holders should surrender their Notes for conversion pursuant to the Offer.
Neither this transaction nor the securities to be issued upon conversion of the Notes have been approved or disapproved by the Securities and Exchange Commission or any state securities commission. Neither the Securities and Exchange Commission nor any state securities commission has passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
The Dealer Managers for the Offer are:

Lehman Brothers Merrill Lynch & Co.
Deutsche Bank Securities
The Date of this Conversion Offer Prospectus is August 3, 2005

      Notes surrendered for conversion may be validly withdrawn at any time up until 5:00 pm, New York City time, on the Expiration Date. In addition, Notes surrendered for conversion may be validly withdrawn if the Offer is terminated prior to the payment of any Conversion Consideration thereunder. In the event of a termination of the Offer, the Notes surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders.
      Notes surrendered for conversion, along with completed Letters of Transmittal and any other required documents should be directed to the Conversion Agent (as defined below). Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent (as defined below). Any additional questions regarding the Offer should be directed to any of the Dealer Managers (as defined below). Contact information for the Information Agent, the Conversion Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Neither the Company nor any of the Dealer Managers, the Trustee (as defined below), the Information Agent or the Conversion Agent makes any recommendation as to whether or not Holders should surrender their Notes for conversion pursuant to the Offer.
      The Information Agent for the Offer is Morrow & Co., Inc. (the “Information Agent”). The Conversion Agent for the Offer is The Bank of New York (the “Conversion Agent”). Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Deutsche Bank Securities Inc. (the “Dealer Managers”) are acting as dealer managers in connection with the Offer.
      Subject to the terms and conditions set forth in the Offer, the Conversion Consideration to which a converting Holder is entitled pursuant to the Offer will be paid on the Settlement Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Conversion Agent.
      The Company currently intends to offer and sell a sufficient amount of debt securities (the “New Offering”) pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds of the New Offering for various corporate purposes including payment of the Conversion Consideration. The securities to be offered in the New Offering will not initially be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. Statements in this Offer regarding the New Offering shall not constitute an offer to sell or exchange or a solicitation of an offer to buy or exchange any securities.
      Notwithstanding any other provision of the Offer, the Company’s obligation to pay the Conversion Consideration upon valid surrender of the Notes for conversion pursuant to the Offer is subject to, and conditioned upon, the satisfaction of or, where applicable, the Company’s waiver of, the following:

•	the receipt by the Company before 5:00 pm, New York City time, on the Expiration Date of net proceeds from the New Offering on terms and conditions satisfactory to the Company, sufficient to pay all of the Conversion Consideration due hereunder and to cover the other intended uses of the proceeds of the New Offering (the “Financing Condition”); and

•	the General Conditions (as defined below in “Terms of the Offer — Conditions to the Offer”).
      The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer at any time. See “Terms of the Offer — Conditions to the Offer.”
      The Company retains the right to extend the Offer, if necessary, so that the Expiration Date occurs upon or shortly after the satisfaction of the conditions to the Offer.

•	Subject to applicable securities laws and the terms set forth in this Offer, the Company reserves the right:

•	to waive any and all conditions to the Offer;

•	to extend or to terminate the Offer; or

•	otherwise to amend the Offer in any respect.

i

      In the event that the Offer is withdrawn or otherwise not completed, the Conversion Consideration will not be paid or become payable to Holders of the Notes who have validly surrendered their Notes for conversion in connection with the Offer and the Notes surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders.
IMPORTANT
      Any Holder who desires to surrender Notes pursuant to the Offer and who holds physical certificates evidencing such Notes must complete and sign a Letter of Transmittal in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 4 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being surrendered and any other required documents to the Conversion Agent at its address set forth on the back cover of this Conversion Offer Prospectus. Only Holders of Notes are entitled to surrender Notes for conversion.
      Beneficial owners of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such nominee to surrender the Notes for conversion on the beneficial owner’s behalf. A Letter of Instructions is included in the materials provided along with this Conversion Offer Prospectus, which may be used by a beneficial owner in this process to effect the surrender. See “Terms of the Offer — Procedure for Surrendering Notes.”
      The Depositary Trust Company (“DTC”) has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to surrender their Notes for conversion as if they were Holders. To surrender their Notes for conversion, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal, transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in “Terms of the Offer — Procedure for Surrendering Notes.”
      Converting Holders will not be obligated to pay brokerage fees or commissions to the Dealer Managers, the Conversion Agent, the Information Agent, the Trustee or the Company.
      Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent. Any additional questions regarding the Offer should be directed to any of the Dealer Managers. Contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.
      This Conversion Offer Prospectus and the Letter of Transmittal contain important information that should be read before any decision is made with respect to a conversion of Notes.
      The delivery of this Offer shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its subsidiaries or affiliates since the date hereof.
      This offer does not constitute an offer to sell or exchange or a solicitation of an offer to buy or exchange securities in any jurisdiction where it is unlawful to make such an offer or solicitation.
      No one has been authorized to give any information or to make any representations with respect to the matters described in this Conversion Offer Prospectus, other than those contained in this Conversion Offer Prospectus. If given or made, such information or representation may not be relied upon as having been authorized by the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      The information in this Conversion Offer Prospectus and in the documents it incorporates by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters which may occur or be realized in the future. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “objective” and other similar expressions identify those statements that are forward-looking. These statements are based on management’s beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause the actual results of the Company, Nevada Power Company (“NPC”) or Sierra Pacific Power Company (“SPPC”) to differ materially from those contemplated in any forward-looking statement include, among others, the following:

•	unseasonable weather and other natural phenomena, which, in addition to impacting the Utilities’ customers’ demand for power, can have potentially serious impacts on the Utilities’ ability to procure adequate supplies of fuel or purchased power to serve their respective customers and on the cost of procuring such supplies;

•	whether the Utilities will be able to continue to obtain fuel, power and natural gas from their suppliers on favorable payment terms, particularly in the event of unanticipated power demands (for example, due to unseasonably hot weather), sharp increases in the prices for fuel, power and/or natural gas, or a ratings downgrade;

•	whether the Utilities will be successful in obtaining PUCN approval to recover the outstanding balance of their other regulatory assets and other merger costs recorded in connection with the 1999 merger between the Company and NPC in a future general rate case;

•	a requirement for NPC and SPPC (collectively, the “Utilities”) to pay Enron Power Marketing, Inc. (“Enron”) amounts allegedly due under terminated purchase power contracts;

•	unfavorable rulings in rate cases filed and to be filed by the Utilities with the Public Utilities Commission of Nevada (the “PUCN”), including the periodic applications to recover costs for fuel and purchased power that have been recorded by the Utilities in their deferred energy accounts, and deferred natural gas recorded by SPPC for its gas distribution business;

•	the ability of the Company and/or the Utilities to maintain access to the capital markets to support their requirements for working capital, including amounts necessary to finance deferred energy costs, construction costs, acquisition costs, particularly in the event of additional unfavorable rulings by the PUCN, a downgrade of the current debt ratings of the Company, NPC, or SPPC and/or adverse developments with respect to the Utilities’ pending litigation and power and fuel suppliers;

•	whether the Utilities will be able to continue to pay the Company dividends under the terms of their respective financing and credit agreements, the Enron Bankruptcy Court’s order, their regulatory order from the PUCN, limitations imposed by the Federal Power Act and, in the case of SPPC, under the terms of SPPC’s restated articles of incorporation;

•	wholesale market conditions, including availability of power on the spot market, which affect the prices the Utilities have to pay for power as well as the prices at which the Utilities can sell any excess power;

•	the final outcome of SPPC’s pending lawsuit in Nevada state court seeking to reverse the PUCN’s 2004 decision on SPPC’s 2003 General Rate case disallowing the recovery of a portion of SPPC’s costs, expenses and investment in the Piñon Pine Project;

•	the final outcome of NPC’s pending lawsuit in Nevada state court seeking to reverse portions of the PUCN’s 2002 order denying the recovery of NPC’s deferred energy costs;

•	the effect that any future terrorist attacks, wars, threats of war, or epidemics may have on the tourism and gaming industries in Nevada, particularly in Las Vegas, as well as on the economy in general;

•	industrial, commercial, and residential growth in the service territories of the Utilities;

•	the financial decline of any significant customers;

•	the effect of existing or future Nevada, California or federal legislation or regulations affecting electric industry restructuring, including laws or regulations which could allow additional customers to choose new electricity suppliers or change the conditions under which they may do so;

•	changes in the business or power demands of the Utilities’ major customers, including those engaged in gold mining or gaming, which may result in changes in the demand for services of the Utilities, including the effect on the Nevada gaming industry of the opening of additional Indian gaming establishments in California and other states;

•	changes in environmental laws or regulation, including the imposition of significant new limits on mercury and other emissions from coal-fired power plants;

•	changes in tax or accounting matters or other laws and regulations to which the Company and the Utilities are subject;

•	future economic conditions, including inflation rates and monetary policy;

•	financial market conditions, including changes in availability of capital or interest rate fluctuations;

•	unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs; and

•	employee workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages.
      Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. The Company, NPC, and SPPC assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.

SUMMARY
      The following summary is provided solely for the convenience of the Holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Conversion Offer Prospectus, the Letter of Transmittal and any amendments or supplements hereto or thereto. Holders of the Notes are urged to read this Offer in its entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Offer.
The Company
      The Company is a public utility holding company that operates several regulated subsidiaries. The Company’s two largest subsidiaries are Nevada Power Company and Sierra Pacific Power Company (collectively, the “Utilities”), which are among the fastest growing utilities in the United States, serving approximately 95% of Nevada residents and providing electricity and/or gas to approximately 1.0 million customers. The Company’s current operational focus is on enhancing the performance of its existing assets, ensuring liquidity and improving the credit quality of its two utility subsidiaries. The Company’s businesses include the Utilities, Tuscarora Gas Pipeline Company and other businesses. The Company is incorporated in Nevada, its principal executive offices are located at P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150, and the telephone number is (775) 834-3600.
      The Company is offering to pay the Conversion Consideration with respect to any and all of the Notes surrendered for conversion upon the terms and subject to the conditions set forth in this Conversion Offer Prospectus and the related Letter of Transmittal. The Offer and the payment of the Conversion Consideration are conditioned upon, among other things, the satisfaction of the Financing Condition and the General Conditions. See “Terms of the Offer — Conditions to the Offer.”
Purpose of the Offer
      The purpose of the Offer is to induce the conversion to Common Stock of any and all of the outstanding Notes. The Company believes that the issuance of Common Stock upon conversion of the Notes would strengthen the Company’s capitalization by increasing its outstanding shareholders’ equity.
Sources and Amount of Funds
      The Company currently intends to offer and sell debt securities through the New Offering. The Company intends to use the net proceeds of the New Offering for various corporate purposes including payment of the Conversion Consideration due in connection with the Offer. If the New Offering does not result in the receipt by the Company of net proceeds, on terms and conditions satisfactory to the Company, sufficient to pay the Conversion Consideration due in respect of all Notes surrendered for conversion pursuant to the Offer and to cover the other intended uses of the proceeds of the New Offering, the Company shall not be required to accept for conversion, pay Conversion Consideration in respect of, and may delay the acceptance for conversion or payment of Conversion Consideration in respect of, any Notes surrendered for conversion pursuant to this Offer, in each event subject to Rule 14e-l(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), and may terminate the Offer. Statements in this Offer regarding the New Offering shall not constitute an offer to sell or a solicitation of an offer to buy any securities. See “Terms of the Offer — Conditions to the Offer.” The securities to be offered in the New Offering have not been registered under the Securities Act and may not be offered or sold in the United States, except pursuant to an applicable exemption from such registration requirements.

Selected Summary Consolidated Financial Data
      The following table summarizes the consolidated historical financial data of the Company. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and related notes incorporated by reference herein from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The summary consolidated financial data for and as of the years ended December 31, 2002, 2003, and 2004, and the quarters ended March 31, 2004 and 2005 are derived from the Company’s consolidated financial statements. The quarterly results presented below are not necessarily indicative of the results to be expected for a full year.
Income Statement and Other Financial Data

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(Dollars in thousands)
Income Statement Data:
Operating Revenues:
Electric	$2,832,285	$2,624,426	$2,666,000	$528,374	$581,144
Gas	149,783	161,586	153,752	59,476	67,538
Other	2,536	1,531	4,087	267	292

Total Revenue	2,984,604	2,787,543	2,823,839	588,117	648,974
Operating Income (Loss)	(27,509)	271,464	338,785	46,086	58,948
Income/(Loss) from Continuing Operations	(294,979)	(104,160)	35,635	(42,800)	(8,516)
Other Financial Data:
Capital Expenditures	$404,330	$379,319	$614,411	$70,656	$165,101
Interest Expense	279,057	366,282	306,427	94,874	79,990
Net Cash Flows from Operating Activities	454,462	260,564	332,041	26,269	147,852
Net Cash used in Investing Activities	(352,517)	(341,937)	(540,647)	(53,746)	(143,257)
Net Cash (used in) Financing Activities	(8,314)	70,960	293,177	4,387	11,816
Balance Sheet Data

	As of December 31,
				As of March 31,
	2002	2003	2004	2005

	(Dollars in thousands)
Balance Sheet Data:
Cash and Cash Equivalents	$192,170	$181,757	$266,328	$282,739
Utility Plant(1)	4,460,347	4,642,650	4,926,926	5,042,926
Short-Term Borrowings	—	25,000	—	—
Long-Term Obligations (including Current Maturities)	3,899,176	3,798,644	4,089,772	4,088,605
Total Debt	3,899,176	3,823,644	4,089,772	4,088,605
Preferred Stock	50,000	50,000	50,000	50,000
Common Shareholders’ Equity	1,327,166	1,435,394	1,498,616	1,488,158
Total Capitalization(2)	5,276,342	5,309,038	5,638,388	5,626,763

(1)	Amounts include plant in service and construction work in progress, less accumulated provision for depreciation.

(2)	Amounts include total debt, preferred stock and common shareholders’ equity.

The Offer

The Company	Sierra Pacific Resources

The Notes	7 1/4% Convertible Notes due 2010 (CUSIP Nos. 826428 AE4 and 826428 AF1). The Notes are governed by an Indenture, dated as of February 14, 2003, as amended or supplemented (the “Indenture”), among the Company and The Bank of New York, as trustee (the “Trustee”).

The Offer	The Company is offering to pay a cash premium upon the conversion to Common Stock of any and all of the outstanding Notes equal to the amount per $1,000 principal amount of Notes converted set forth below as the Conversion Consideration on terms and subject to the conditions set forth herein, including, without limitation, the Financing Condition.

Expiration Date	August 31, 2005, unless extended or earlier terminated by the Company. The Company retains the right to extend the Offer, if necessary, so that the Expiration Date occurs upon or shortly after the satisfaction of the conditions to the Offer.

Conversion Consideration	$180 per $1,000 principal amount of Notes converted pursuant to the Offer, plus an amount equivalent to the interest accrued thereon from and after the last interest payment date prior to the Expiration Date, which interest payment date will be August 14, 2005, up to, but not including, the Settlement Date.

Settlement Date	The “Settlement Date” in respect of any Notes that are validly surrendered for conversion prior to 5:00 pm, New York City time, on the Expiration Date is expected to be promptly following the Expiration Date.

How to Surrender Notes	See “Terms of the Offer — Procedure for Surrendering Notes.” For further information, call the Information Agent or the Conversion Agent at the respective telephone numbers set forth on the back cover of this Offer or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal and Revocation Rights	Notes may be validly withdrawn at any time up until 5:00 pm, New York City time, on the Expiration Date. In addition, surrendered Notes may be validly withdrawn after the Expiration Date if the Offer is terminated prior to any payment of Conversion Consideration thereunder. In the event of a termination of the Offer, the Notes surrendered pursuant to the Offer will be promptly returned to the surrendering Holders.

Purpose of the Offer	The purpose of the Offer is to induce the conversion of any and all of the outstanding Notes to Common Stock. The Company believes that the issuance of Common Stock upon conversion of the Notes would strengthen the Company’s capitalization by increasing its outstanding shareholders’ equity.

Certain Conditions Precedent to the Offer	The Company’s obligation to pay the Conversion Consideration in respect of Notes validly surrendered for conversion pursuant to the Offer is conditioned upon the satisfaction of the Financing Condition and the General Conditions. See “Terms of the Offer — Conditions to the Offer.”

Material United States Federal Income Tax Consequences	For a summary of the material U.S. federal income tax consequences of the Offer, see “Material United States Federal Income Tax Consequences.”

Use of Proceeds	The Company will not receive any proceeds from the Offer.

Brokerage Commissions	No brokerage commissions are payable by Holders of the Notes to the Dealer Managers, the Information Agent, the Company, the Trustee or the Conversion Agent.

Dealer Managers	Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are the Dealer Managers for the Offer. Their respective addresses and telephone numbers are set forth on the back cover of this Conversion Offer Prospectus.

Information Agent	Morrow & Co., Inc. is the Information Agent for the Offer. Its address and telephone number are set forth on the back cover of this Conversion Offer Prospectus.

Conversion Agent	The Bank of New York is the Conversion Agent for the Offer. Its address and telephone number are set forth on the back cover of this Conversion Offer Prospectus.

Regulatory Approvals	The Company is not aware of any other material regulatory approvals necessary to complete the Offer, other than the obligation to file a Schedule TO with the Securities and Exchange Commission and otherwise comply with applicable securities laws.

No Appraisal Rights	No appraisal rights are available to the Holders in connection with the Offer.

Further Information	Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent. Any questions regarding the Offer should be directed to any of the Dealer Managers. Contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.

RISK FACTORS
      You should consider carefully all of the information included and incorporated by reference in this Conversion Offer Prospectus before deciding to surrender Notes for conversion. See “Where You Can Find More Information.” The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known or that the Company currently believes to be less significant may also adversely affect the Company.
Risks Relating to the Offer

If you do not convert your Notes, Notes you retain may become less liquid as a result of the Offer.
      To the extent that Notes are surrendered for conversion and accepted in the Offer, the trading market for the Notes that remain outstanding may become more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with greater float. Therefore, the market price for Notes not converted pursuant to the Offer may be affected adversely to the extent that the number of Notes converted pursuant to the Offer reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of unconverted Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that an active trading market will exist for the Notes following the Offer. The extent of the public market for the Notes following consummation of the Offer would depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors.

Upon consummation of the Offer, Holders who surrender Notes for conversion pursuant to the Offer will lose their rights under the Notes, including their rights to future interest and principal payments with respect to their Notes and their rights as a creditor of the Company.
      If you surrender Notes pursuant to the Offer, you will be giving up your rights as a holder of Notes including rights of payment of future principal and interest, and you will cease to be a creditor of the Company. Any shares of Common Stock that are issued upon conversion of the Notes will be, by definition, junior to claims of the Company’s creditors which, in turn, are effectively subordinate to the claims of the creditors of the Company’s subsidiaries. In addition, the Company will not be able to pay dividends on the Common Stock until after it has satisfied its debt obligations.

The Company has not paid a dividend on its Common Stock since February 2002, and there is no assurance that dividends will be paid in the future, or that, if paid, dividends would be paid in the same amount or with the same frequency as in the past.
      The Board of Directors last declared a dividend on the Common Stock on February 6, 2002. Since that time, the Board has determined not to pay a dividend on the Common Stock. Payment of dividends on the Common Stock will depend on the earnings and cash flows of the Company’s subsidiaries and on their ability to pay dividends or to advance or repay funds to the Company. The payment of dividends by the Company’s subsidiaries is currently limited by certain regulatory, legal and contractual restrictions. Even if funds are received from the Company’s subsidiaries, before declaring any dividend, the Board will consider factors that ordinarily affect dividend policy, such as earnings, cash flow, estimates or future earnings and cash flow, business conditions, regulatory factors, the Company’s financial condition and other matters within the discretion of the Board, as well as contractual restrictions on the payment of dividends by the Company and regulatory and contractual restrictions on the payment of dividends to the Company by NPC and SPPC. See “Risks Relating to the Company and Its Business.” The Company cannot assure you that dividends will be paid in the future or, if paid, that the dividends will be in the same amount or with the same frequency as in the past.

The value of the Common Stock may fluctuate.
      The Company is offering to pay a cash premium to Holders that convert their outstanding Notes into shares of Common Stock. The market price of the Common Stock may fluctuate widely in the future. If the market price of the Common Stock declines, the value of the shares of the Common Stock you receive upon conversion of your Notes will decline. The trading value of the Common Stock could fluctuate depending upon any number of factors, including those specific to the Company and those that influence the trading prices of equity securities generally, many of which are beyond the Company’s control. See “— Risks Related to the Company” below.

The Company may redeem the Notes, at its option, on or after February 14, 2008.
      The Company may redeem all or a portion of the Notes, at its option, on or after February 14, 2008 at 102.1% of the principal amount of Notes being redeemed, plus accrued and unpaid interest, if any, or, on or after February 14, 2009, at 101.0% of the principal amount of Notes being redeemed, plus accrued and unpaid interest, if any. The Company must provide the Holders with at least 30, but no more than 60, days’ notice of its intention to redeem any Notes. The market price of the Common Stock into which the Notes are convertible may decline significantly between the Expiration Date of this Offer and the time fixed for any redemption by the Company of Notes.

The Company’s Board of Directors has not made a recommendation with regard to whether you should surrender your Notes for conversion, and the Company has not obtained a third-party determination that the Offer is fair to Holders of the Notes.
      The Company’s Board of Directors has not made a recommendation with regard to whether you should surrender your Notes for conversion pursuant to the Offer, and the Company has not obtained a third-party determination that the Offer is fair to Holders of the Notes. The Company has not retained and does not intend to retain any unaffiliated representative to act solely on behalf of the Holders for purposes of negotiating the terms of this Offer or preparing a report concerning the fairness of this Offer.
Risks Relating to the Company and Its Business

If Nevada Power Company and/or Sierra Pacific Power Company are required to pay amounts allegedly due to Enron under terminated power contracts, it could adversely affect the Company’s cash flow, liquidity and financial condition.
      On June 5, 2002, Enron filed suit against NPC and SPPC in its bankruptcy case in the Bankruptcy Court (for the Southern District of New York) asserting claims against NPC and SPPC for liquidated damages in the amount of approximately $216 million and $93 million, respectively, based on its termination of its power supply agreement with the Utilities and for power previously delivered to the Utilities. Enron asserted its contractual right under the Western Systems Power Pool Agreement (“WSPPA”) to terminate deliveries based on the Utilities’ alleged failure to provide adequate assurance of their performance under the WSPPA. The Utilities have denied these claims and have contended, among other things, that the termination was wrongful and excuses them from any further payment or performance under the WSPPA. On September 26, 2003, the Bankruptcy Court entered a judgment (the “Judgment”) in favor of Enron for damages related to the termination of Enron’s power supply agreements with the Utilities. The Judgment requires NPC and SPPC to pay approximately $235 million and $103 million, respectively, to Enron for liquidated damages and pre-judgment interest for power not delivered by Enron.
      On October 1, 2003, the Utilities filed a Notice of Appeal from the Judgment with the U.S. District Court for the Southern District of New York.
      On October 10, 2004, the U.S. District Court rendered a decision vacating the Judgment against the Utilities in favor of Enron and remanded the case back to the Bankruptcy Court for fact-finding. A trial date before the Bankruptcy Court was initially set for July 11, 2005, but the trial date has been changed to November 7, 2005. The Company is unable to predict the outcome of this proceeding.

      The Utilities entered into a stipulation and agreement with Enron which was signed by the Bankruptcy Court on June 30, 2004 and provides that (1) the Utilities shall withdraw their objections to the confirmation of Enron’s bankruptcy plan, (2) the collateral (consisting of General and Refunding Mortgage Bonds and cash) contained in the Utilities’ escrow accounts that had secured their stay of execution of the Judgment shall not be deemed property of Enron’s bankruptcy estate or the Utilities’ estates in the event of a bankruptcy filing, and (3) the stay of execution of the Judgment, as previously ordered by the Bankruptcy Court, shall remain in place without any additional principal contributions by the Utilities to their existing escrow accounts during the pendency of any and all of their appeals of the Judgment, including to the United States Supreme Court, until a final non-appealable judgment is obtained. There can be no assurances that the U.S. District Court or any higher court to which the Utilities appeal the Judgment will accept the existing collateral arrangement to secure further stays of execution of the Judgment.
      On October 1, 2004, the Bankruptcy Court ruled that Enron was entitled to take the $17.7 million and $6.7 million deposited by NPC and SPPC, respectively, for power previously delivered to them, out of escrow for the benefit of Enron’s bankruptcy estate. The Utilities have challenged the Bankruptcy Court’s order with respect to these payments, and no final ruling has been made by the Bankruptcy Court.
      On July 22, 2004, the FERC issued an order granting the Utilities’ request to the FERC for an expedited hearing to review Enron’s termination of the energy contracts entered into between the Utilities and Enron under the WSPPA. In its order, the FERC determined, among other things, that it has jurisdiction over disputes involving interpretations of the WSPPA and that an evidentiary hearing would be required to determine whether Enron lawfully exercised its contract rights under the WSPPA to terminate its energy contracts with the Utilities. Hearings were scheduled to begin on October 25, 2004 and an initial decision was expected from the FERC by December 31, 2004; however, on October 27, 2004, Enron filed a motion in the Bankruptcy Court to enjoin the Utilities from participation in the early termination case. On December 3, 2004, the Bankruptcy Court enjoined the Utilities from further prosecution of the scheduled hearing in the FERC proceeding. The Utilities have appealed this decision to the U.S. District Court and are seeking a stay of the adversary proceeding in the Bankruptcy Court pending the outcome of the FERC early termination case, which was set to begin on July 11, 2005, but the trial date has been changed to November 7, 2005. The Utilities are unable to predict the outcome of these proceedings at this time.

If the Company is precluded from receiving dividends from its subsidiaries, it may be unable to repay its outstanding indebtedness or continue to operate outside of bankruptcy.
      The Company is a holding company with no significant operations of its own. The Company’s cash flows are substantially derived from dividends paid to the Company by its subsidiaries, particularly NPC and SPPC, which are typically utilized to service its debt and pay dividends on its common stock, with the balance, if any, reinvested in its subsidiaries as contributions to capital. NPC and SPPC are subject to restrictions on their ability to pay dividends to the Company pursuant to an order of the PUCN, under the terms of certain of their respective financing agreements, under the terms of an order issued by the Enron Bankruptcy Court and, in the case of SPPC, under the terms of its restated articles of incorporation. In addition, certain provisions of the Federal Power Act could, depending on the interpretation thereof, limit or prohibit the payment of dividends to the Company.
      Assuming that NPC and SPPC meet the requirements to pay dividends under the Federal Power Act and that any dividends paid to the Company are for its debt service obligations and current operating expenses, the most restrictive of the dividend restrictions applicable to the Utilities individually can be found for NPC, in NPC’s Series E Notes and, for SPPC, in SPPC’s Series H Notes, Series E Bond and its Revolving Credit Agreement. Under these restrictions, NPC or SPPC, as the case may be, must meet cash flow to fixed charge coverage ratio of at least 1.75:1 over the prior four fiscal quarters as a condition to their payment of dividends. Although each Utility currently meets these tests, a significant loss by either Utility could cause that Utility to be precluded from paying dividends to the Company until such time as that Utility again meets the coverage test. The dividend restriction in the PUCN order may be more restrictive than the individual dividend restrictions if dividends are paid from both Utilities because the PUCN dividend restriction of either the Company’s actual cash requirement for debt service or $70 million, whichever is less, may be less than the aggregate amount of the Utilities’ individual dividend restrictions. In 2004, the Company received approximately $45 million in dividends from the Utilities to meet its debt service obligations. As of August 2, 2005, NPC had, during 2005, paid $25.3 million in dividends to the Company and declared an additional dividend of approximately $1.8 million. As of August 2, 2005, SPPC, during 2005, had (i) declared dividends of $19.8 million on its common stock, and (ii) paid approximately $2.0 million in dividends and declared an additional dividend of $975 thousand to holders of its preferred stock, all of which is held by the Company.

If NPC and/or SPPC do not receive favorable rulings in the deferred energy applications that they file with the PUCN and they are unable to recover their deferred purchased power and fuel costs, the Company will experience an adverse impact on cash flow and earnings. Any significant disallowance of deferred energy charges in the future could materially adversely affect the Company’s cash flow, financial condition and liquidity.
      The rates that NPC and SPPC charge their customers and certain aspects of their operations are subject to the regulation of the PUCN, which significantly influences their operating environment and affects their ability to recover costs from their customers. Under Nevada law, purchased power and fuel costs in excess of those included in base rates are deferred as an asset on their balance sheets and are not shown as an expense until recovered from their retail customers. NPC and SPPC are required to file deferred energy applications with the PUCN at least once every twelve months so that the PUCN may verify the prudence of the energy costs and allow them to clear their deferred energy accounts. Nevada law also requires the PUCN to act on these cases within a specified time period. Any of these costs determined by the PUCN to have been imprudently incurred cannot be recovered from the Utilities’ customers. Past disallowances in NPC’s and SPPC’s deferred energy cases have been significant.
      Material disallowances of deferred energy costs or inadequate base rates would have a significant adverse effect on NPC’s and SPPC’s financial condition and future results of operations, could cause additional downgrades of the Company’s, NPC’s and SPPC’s securities by the rating agencies and would make it more difficult to finance operations and buy fuel and purchased power from third parties.

If NPC and/or SPPC do not receive favorable rulings in their future general rate cases, it will have a significant adverse effect on the Company’s financial condition, cash flows and future results of operations.
      The Utilities’ revenues and earnings are subject to changes in regulatory proceedings known as general rate cases which the Utilities file with the PUCN approximately every two years. In the Utilities’ general rate cases, the PUCN establishes, among other things, their return on common equity, overall rate of return, depreciation rates and their cost of capital.
      NPC filed a general rate case on October 1, 2003 requesting a revenue increase of $133 million annually for investments in infrastructure, a return on equity (“ROE”) of 12.4% and a rate of return (“ROR”) of 10%, recovery of costs related to the merger of NPC and SPR, recovery of costs spent on generation divestiture, and return on cash balances and increased operating costs. On March 26, 2004, the PUCN issued an order allowing $48 million of the $133 million rate increase requested and granting NPC an ROE of 10.25% and an overall ROR of 9.03%.
      SPPC filed a general rate case on December 1, 2003, requesting an increase in its general rates charged to all classes of electric customers, which were designed to produce an increase in annual electric revenues of approximately $87 million. SPPC’s application sought an ROE for SPPC’s total electric operations of 12.4% and an overall ROR of 10.03%. On May 27, 2004, the PUCN issued its decision on SPPC’s general rate case, approving a stipulation agreement between SPPC, the Staff of the PUCN and other interveners which allows SPPC to recover $40 million of the $87 million annual rate increase requested and granting SPPC an ROE of 10.25% and an overall ROR of 9.26%. Additionally, the PUCN issued a decision on the costs associated with the development and construction of SPPC’s Piñon Pine generating facility which was not included in the stipulation agreement. Of the $96 million requested, the PUCN decision allows SPPC to recover approximately $48 million of costs related to the Piñon Pine facility. SPPC is allowed to recover $37 million with a carrying charge over 25 years and $11 million without a carrying charge over 10 years.
      The Company cannot predict what the PUCN will direct in their orders on NPC’s and SPPC’s future general rate cases. Inadequate base rates would have a significant adverse effect on NPC’s and SPPC’s financial condition and future results of operations and could cause additional downgrades of their securities by the rating agencies and make it significantly more difficult to finance operations and to buy fuel and purchased power from third parties.

The Company and the Utilities have substantial indebtedness that it and they may be required to refinance. The failure to refinance indebtedness would have an adverse effect on the Company.
      The Company and the Utilities have indebtedness that must be paid, purchased, remarketed or refinanced. If the Utilities do not have sufficient funds from operations and the Company does not have sufficient funds from dividends to repay this indebtedness at maturity, the Company will have to refinance the indebtedness through additional financings in private or public offerings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on the refinanced debt, the increase in interest expense associated with the refinancing could adversely affect the Company’s cash flow, and, consequently, the cash available for payments on its indebtedness, including payments in respect of the notes. If the Utilities are unable to refinance or extend outstanding borrowings on commercially reasonable terms, or at all, they may have to:

•	reduce or delay capital expenditures planned for replacements, improvements and expansions; and/or

•	dispose of assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from their operating activities.
      The Company cannot assure you that the Utilities could effect or implement any of these alternatives on satisfactory terms, if at all. If the Company or the Utilities are unable to refinance indebtedness as it matures, the Company’s cash flow, financial condition and liquidity could be materially adversely affected.

NPC and SPPC’s ability to access the capital markets is dependent on their ability to obtain regulatory approval to do so.
      NPC and SPPC must obtain regulatory approval in Nevada in order to borrow money or to issue securities and will therefore be dependent on the PUCN to issue favorable orders in a timely manner to permit them to finance their operations, construction and acquisition costs and to purchase power and fuel necessary to serve their customers. The Company cannot assure you that the PUCN will issue such orders or that such orders will be issued on a timely basis.

Past regulatory decisions significantly adversely affected the Company’s liquidity. Further downgrades of the Company’s credit ratings could limit its access to the capital markets and make it difficult for the Utilities to obtain power necessary for their operations.
      On March 29, 2002, the PUCN issued a decision in NPC’s deferred energy rate case disallowing $434 million of its request to recover deferred purchased power and fuel costs through rate increases to its customers. Following this decision by the PUCN, each of Standard & Poor’s Rating Services (“S&P”) and Moody’s Investor Service, Inc. (“Moody’s”) lowered the Company’s unsecured debt ratings to below investment grade. Currently, S&P and Moody’s have the Company’s credit ratings on “negative” and “stable” outlook respectively. However, Moody’s has placed the Company’s credit ratings under review for possible upgrade. Any future downgrades will further increase the Company’s cost of capital and limit its access to the capital markets. There can be no guarantee that the Company’s credit ratings will be upgraded in the near future.
      Historically, NPC and SPPC have purchased a significant portion of the power that they sell to their customers from power suppliers. If their credit ratings are downgraded, they may experience difficulty entering into new power supply contracts, and to the extent that they must rely on the spot market, they may experience difficulty obtaining such power from suppliers in the spot market in light of their financial condition. In addition, if the Utilities experience unexpected failures or outages in their generation facilities, they may need to purchase a greater portion of the power they provide to their customers. If they do not have sufficient funds or access to liquidity to obtain their power requirements, particularly for NPC during the summer months, and are unable to obtain power through other means, their business, operations and financial condition will be materially adversely affected.

NPC and SPPC may not be able to mitigate fuel and wholesale electricity pricing risks which could result in unanticipated liabilities or increased volatility in the Company’s earnings.
      NPC’s and SPPC’s business and operations are subject to changes in purchased power prices and fuel costs that may cause increases in the amounts they must pay for power supplies on the wholesale market and the cost of producing power in their generation plants. As evidenced by the western utility crisis that began in 2000, prices for electricity, fuel and natural gas may fluctuate substantially over relatively short periods of time and expose NPC and SPPC to significant commodity price risks.
      Among the factors that could affect market prices for electricity and fuel are:

•	prevailing market prices for coal, oil, natural gas and other fuels used in generation plants, including associated transportation costs, and supplies of such commodities;

•	changes in the regulatory framework for the commodities markets that they rely on for purchased power and fuel;

•	liquidity in the general wholesale electricity market;

•	the actions of external parties, such as the FERC or independent system operators, that may impose price limitations and other mechanisms to address some of the volatility in the western energy markets;

•	weather conditions impacting demand for electricity or availability of hydroelectric power or fuel supplies;

•	union and labor relations;

•	natural disasters, wars, embargoes and other catastrophic events; and

•	changes in federal and state energy and environmental laws and regulations.
      As a part of the Utilities’ risk management strategy, they focus on executing contracts for power deliveries to the Utilities’ physical points of delivery to mitigate the commodity-related risks listed above. To the extent that open positions exist, fluctuating commodity prices could have a material adverse effect on their cash flows and their ability to operate and, consequently, on the Company’s financial condition.

The Utilities are subject to numerous environmental laws and regulations that may increase the Company’s cost of operations, impact or limit the Company’s business plans, or expose the Company to environmental liabilities.
      The Utilities are subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require the Company to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals, and may be enforced by both public officials and private individuals. The Company cannot predict the outcome or effect of any action or litigation that may arise from applicable environmental regulations.
      In addition, either of the Utilities may be required to be a responsible party for environmental clean up at sites identified by environmental agencies or regulatory bodies. The Company cannot predict with certainty the amount or timing of future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Environmental regulations may also require the Company to install pollution control equipment at, or perform environmental remediation on, its facilities.
      Existing environmental regulations may be revised or new regulations may be adopted or become applicable to the Company. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, could have a material adverse effect on the Company’s financial condition and results of operations particularly if those costs are not fully recoverable from its customers.
      Furthermore, the Company may not be able to obtain or maintain all environmental regulatory approvals necessary to its business. If there is a delay in obtaining any required environmental regulatory approval or if the Company fails to obtain, maintain or comply with any such approval, operations at its affected facilities could be halted or subjected to additional costs. Further, at some of the Company’s older facilities the cost of installing the necessary equipment may cause the Company to shut down those generation units.

The Company’s operating results will likely fluctuate on a seasonal and quarterly basis.
      Electric power generation is generally a seasonal business. In many parts of the country, including the Company’s service areas, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, the Company’s operating results in the future will likely fluctuate substantially on a seasonal basis. In addition, the Company has historically sold less power, and consequently earned less income, when weather conditions in its service areas are milder. Unusually mild weather in the future could diminish the Company’s results of operations and harm its financial condition.

War and the threat of terrorism may harm the Company’s future growth and operating results.
      The growth of the Company’s business depends in part on continued customer growth and tourism demand in the Las Vegas portion of its service area. Changes in consumer preferences or discretionary consumer spending in the Las Vegas portion of the Company’s service area could harm its business. The terrorist attacks of September 11, 2001 had a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Although activity levels in the Las Vegas area have recovered significantly since then, the Company cannot predict the extent to which future terrorist and war activities in the United States and elsewhere may affect the Company, directly or indirectly. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm the businesses in and the continued growth of the Las Vegas portion of the Company’s service area, which could harm its business and results of operations. In addition, instability in the financial markets as a result of war, may affect the Company’s ability to raise capital.
      A continued military presence in Iraq or any other military strikes may affect the Company’s operations in unpredictable ways, such as increased security measures and disruptions of fuel supplies and markets, particularly oil. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect the Company’s business in unpredictable ways, including disruptions of fuel supplies and markets, and the possibility that its infrastructure facilities (which includes its pipelines, production facilities, and transmission and distribution facilities) could be direct targets or indirect casualties of an act of terror. War and the possibility of a prolonged military presence may have an adverse effect on the economy in general.

QUESTIONS AND ANSWERS ABOUT THE OFFER
      For your convenience, the following is additional summary information regarding the Offer in a question and answer format.

Who is making the Offer?
      Sierra Pacific Resources, the issuer of the Notes, is offering to pay a cash premium if Holders of outstanding Notes agree to convert their Notes into shares of its Common Stock in accordance with the terms of the Offer.

What securities are the subject of the Offer?
      The securities that are subject of the Offer are the Company’s 7 1/4% Convertible Notes due 2010. As of the date of this Conversion Offer Prospectus, there are $300,000,000 in aggregate principal amount of Notes outstanding.

What is the purpose of the Offer?
      The purpose of the Offer is to induce the conversion to Common Stock of any and all of the outstanding Notes. The Company believes that the issuance of Common Stock upon conversion of the Notes would strengthen the Company’s capitalization by increasing its outstanding shareholders’ equity.

What is the market value of the Notes?
      The Notes are not listed on any national securities exchange. The Company believes that trading in the Notes has been sporadic and limited.

What is the recent market price of the Common Stock into which the Notes are convertible?
      The Common Stock is traded on the New York Stock Exchange under the symbol “SRP.” The last reported sale price of the Common Stock on August 2, 2005 was $13.00 per share. Each $1,000 principal amount of the Notes is convertible into 219.1637 shares of Common Stock, which is equivalent to a conversion price of $4.5628 per share. See “Price Range of Common Stock and Dividend Policy.”

What will I receive in the Offer if I surrender Notes for conversion and they are accepted?
      For each $1,000 in principal amount of Notes converted pursuant to the Offer, you will receive (1) 219.1637 shares of Common Stock issuable upon conversion of the Notes in accordance with their terms and (2) the Conversion Consideration. The Company is not required to issue fractional shares of Common Stock upon conversion of the Notes. Instead, the Company will pay a cash adjustment based upon the market price of the Common Stock on the last business day before the date of the conversion.

How does the cash payment I will receive if I surrender Notes for conversion compare to the payments I would receive on Notes if I do not?
      If you do not surrender Notes for conversion pursuant to the Offer you will receive interest payments of 7 1/4% per annum, payable semi-annually in arrears on each August 14 and February 14 through maturity and will continue to have the right to convert your Notes in accordance with their terms, subject to the Company’s right, on or after February 14, 2008, to redeem all or any portion of the Notes at 102.1% of the principal amount of Notes being redeemed, plus accrued and unpaid interest, if any, or, on or after February 14, 2009, at 101.0% of the principal amount of Notes being redeemed, plus accrued and unpaid interest, if any; however, you will not be entitled to receive the Conversion Consideration to be paid upon conversion of the Notes pursuant to the Offer.
      If, however, you participate in the Offer, for each $1,000 in principal amount of Notes converted pursuant to the Offer, you will receive (1) 219.1637 shares of Common Stock issuable upon conversion of the Notes in accordance with their terms and (2) the Conversion Consideration. If your Notes are converted pursuant to the Offer, you will no longer be entitled to semi-annual interest payments on your Notes.

If I surrender my Notes for conversion, will I receive the interest payments that are payable on August 14, 2005?
      Yes. Even if you surrender your Notes for conversion prior to August 14, 2005 the Notes will not be converted until after the Expiration Date and you will still receive the interest payment that is payable on August 14, 2005.

Will I receive accrued and unpaid interest from and after August 14, 2005 to the Expiration Date?
      Although under the terms of the Notes, the Company is not obligated to pay interest for a partial interest period on Notes converted during that period, the Conversion Consideration includes an amount that is equivalent to the amount of interest that would have accrued and become payable after the last interest payment date prior to the Expiration Date, which interest payment date is August 14, 2005, up to, but not including, the Settlement Date had the Notes provided for payments of such amounts as interest.

How will fluctuations in the trading price of the Common Stock affect the amount I will receive if I surrender Notes for conversion?
      For each $1,000 in principal amount of Notes converted pursuant to the Offer, you will receive (1) 219.1637 shares of Common Stock issuable upon conversion of the Notes in accordance with their terms and (2) the Conversion Consideration. If the market price of the Common Stock declines, the value of the shares of Common Stock you will receive will decline. The trading value of the Common Stock could fluctuate depending upon any number of factors, including those specific to the Company and those that influence the trading prices of equity securities generally, many of which are beyond the Company’s control.

How will the Company finance payment of the Conversion Consideration?
      Assuming full participation, the Company will need approximately $57 million in cash to consummate the Offer, including the payment of the Conversion Consideration and estimated fees and expenses incurred in connection with the consummation of the Offer. The Company currently intends to offer and sell debt securities, the proceeds of which will be used for various corporate purposes including payment of the Conversion Consideration. The securities to be offered in the New Offering will not initially be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. Statements in this Conversion Offer Prospectus regarding the New Offering shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

When will I receive the Conversion Consideration for surrendering my Notes for conversion pursuant to the Offer?
      Assuming the Company has not previously elected to terminate the Offer, which it may do for any or no reason in its sole and absolute discretion, Notes validly surrendered for conversion in accordance with the procedures set forth herein prior to 5:00 pm, New York City time, on the Expiration Date, will, upon the terms and subject to the conditions of the Offer, including satisfaction of the Financing Condition and the General Conditions, be accepted for conversion and payment by the Company of the Conversion Consideration, and payments will be made therefor on the Settlement Date, which is expected to be promptly following the Expiration Date. If the Offer is not consummated, no such conversion will occur and no payments will be made. All conditions to the Offer, if Notes are to be accepted for conversion and payment made promptly after the Expiration Date, will be either satisfied or waived by the Company on or prior to the Expiration Date.

Will the Common Stock I receive upon conversion of the Notes be freely tradable?
      Yes. The Common Stock will be listed on the New York Stock Exchange under the symbol “SRP.” Generally, the Common Stock you will receive upon conversion will be freely tradable, unless you are an affiliate of the Company, as that term is defined in the Securities Act, or you acquired your Notes from an affiliate of the Company in an unregistered transaction.

Can I still convert my Notes into shares of Common Stock if I do not participate in the Offer?
      Yes. However, if you do not exercise your conversion rights prior to the Expiration Date, you will not receive the Conversion Consideration. Assuming the Company elects to deliver Common Stock in lieu of the Cash Payment Component (as defined below), the Notes are convertible at a rate of 219.1637 shares of Common Stock for each $1,000 principal amount of Notes, which is equivalent to a conversion price of $4.5628 per share of Common Stock. The number of shares of Common Stock you would receive upon conversion of your Notes pursuant to the Offer is the same number of shares of Common Stock that you would receive if you exercised your conversion rights pursuant to the terms of the Notes after the Expiration Date and the Company makes the election described above, subject to adjustment for certain events. See “Description of Notes — Conversion Terms of the Notes.”

If the Offer is consummated and I do not participate or I do not surrender all of the Notes that I hold, how will my rights and obligations under the Notes be affected?
      Notes not surrendered for conversion pursuant to the Offer will remain outstanding after the consummation of the Offer through maturity in 2010, provided that, under specified circumstances, the Company may redeem all or a portion of the Notes, at its option, on or after February 14, 2008 at 102.1% of the principal amount of Notes being redeemed, plus accrued and unpaid interest, if any, or, on or after February 14, 2009, at 101.0% of the principal amount of Notes being redeemed, plus accrued and unpaid interest, if any. Holders of Notes not surrendered for conversion pursuant to the Offer will continue to have the same rights under the Notes as they are entitled to today. If the Company consummates the Offer and thereby reduces the aggregate principal amount of outstanding Notes, the liquidity of your Notes may be adversely affected. See “Risk Factors — Risks Relating to the Offer.”

Are any Notes held by the Company’s officers or directors?
      No. None of the Company’s directors or executive officers beneficially holds Notes.

Is the Company making a recommendation regarding whether I should surrender my Notes for conversion pursuant to the Offer?
      The Company has not made, nor will it make a recommendation to any Holder, and will remain neutral as to whether you should surrender your Notes for Conversion pursuant to the Offer. You must make your own investment decision with regard to the Offer. The Company urges you to carefully read this Conversion Offer Prospectus and the related Letter of Transmittal in its entirety, including the information set forth in the section entitled “Risk Factors,” and the other documents incorporated by reference herein.

Does the Company have the authority to issue the Common Stock upon conversion of the Notes?
      Yes. The Common Stock that will be issued upon conversion of the Notes consists of authorized shares of the Company’s Common Stock which the Company may issue without further stockholder approval. Provided that the conditions described under the section of this Conversion Offer Prospectus entitled “Terms of the Offer — Conditions to the Offer” have been satisfied, and unless the Offer has been terminated, the Conversion Agent will distribute to Holders who have surrendered their Notes for conversion the shares of

Common Stock that such Holders are entitled to receive upon such conversion. The Notes surrendered for conversion pursuant to the Offer will be retired and cancelled. Holders entitled to receive Common Stock issuable upon conversion of the Notes will be treated for all purposes as the record holder or holders of the Common Stock on the Settlement Date. For more information regarding the timing of the issuance of the Common Stock in the Offer, see the section of this Conversion Offer Prospectus entitled “Terms of the Offer — Acceptance of Notes for Conversion and Payment of Conversion Consideration.”

What are the conditions to the Offer?
      The Offer is subject to applicable law and the General Conditions described under “Terms of the Offer — Conditions to the Offer.” In addition, the Company’s obligation to accept Notes surrendered for conversion and to pay the related Conversion Consideration are subject to and conditioned upon, unless waived, the receipt by the Company before 5:00 pm, New York City time, on the Expiration Date of net proceeds from the New Offering on terms and conditions satisfactory to the Company, sufficient to pay the Conversion Consideration and to cover the other intended uses of the proceeds of the New Offering. If the New Offering, on terms and conditions satisfactory to the Company, does not result in such net proceeds, the Company shall not be required to accept for conversion pursuant to the Offer, pay Conversion Consideration in respect of, and may delay conversion and payment of Conversion Consideration in respect of, any Notes surrendered for conversion, in each event subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer.
      The Offer is not conditioned upon any minimum principal amount of Notes being surrendered for conversion. The Company currently expects that each of the conditions will be satisfied and that no waiver of any condition will be necessary.

When does the Offer expire?
      The Offer will expire at 5:00 pm, New York City time, on August 31, 2005, unless extended or earlier terminated by the Company.

Under what circumstances can the Offer be extended, amended or terminated?
      The Company may extend, amend or terminate the Offer in its sole and absolute discretion, and it expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Exchange Act, to delay acceptance for conversion of, or payment of Conversion Consideration in respect of, Notes in order to comply with any applicable law. See “Terms of the Offer — Conditions to the Offer.”

How will I be notified if the Offer is extended, amended or terminated?
      Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

What risks should I consider in deciding whether or not to surrender Notes for conversion pursuant to the Offer?
      In deciding whether to participate in the Offer, you should carefully consider the discussion of risks and uncertainties affecting the Offer, the Company’s business and the Common Stock described under “Risk Factors” herein and in the documents incorporated by reference herein.

What are the material United States federal income tax consequences of the Offer?
      Although the tax treatment of conversion of your Notes pursuant to the Offer is uncertain, the Company intends to take the position that the surrender of the Notes in exchange for the Conversion Consideration and Common Stock should be treated for U.S. federal income tax purposes as a “recapitalization.” For more information, please see the section of this Conversion Offer Prospectus entitled “Material United States Federal Income Tax Consequences.” Tax matters are very complicated and the U.S. federal income tax consequences of the Offer to you will depend on your own personal circumstances and the treatment of the conversion of Notes pursuant to the Offer under current U.S. federal income tax law, which is not entirely clear. The Company therefore urges you to consult your own tax advisor for a full understanding of the tax consequences of participating in the Offer.

Will the Company receive any proceeds from the Offer?
      No.

How do I surrender my Notes for conversion pursuant to the Offer?
      If your Notes are held in the name of a broker, dealer or other nominee, the Notes may be surrendered for conversion by your nominee through the Depository Trust Company (“DTC”). If your Notes are not held in the name of a broker, dealer or other nominee, you must surrender your Notes for conversion together with a completed Letter of Transmittal and any other documents required thereby or hereby, to the Conversion Agent, no later than 5:00 pm, New York City time, on the Expiration Date. For more information regarding the procedures for surrendering your Notes pursuant to the Offer. See “Terms of the Offer — Procedures for Surrendering Notes.”

May I surrender for conversion only a portion of the Notes that I hold?
      Yes. You do not have to surrender all of your Notes for conversion to participate in the Offer. However, you may only surrender Notes for conversion in integral multiples of $1,000 principal amount of the Notes.

What happens if some or all of my Notes are not accepted for conversion?
      If the Company decides for any reason not to accept some or all of your Notes, the Notes not accepted by the Company will be returned to you, at the Company’s expense, promptly after the Expiration Date. DTC will credit any withdrawn or unaccepted Notes to the surrendering Holder’s account at DTC. See “Terms of the Offer — Procedure for Surrendering Notes.”

What is the deadline and what are the procedures for withdrawing previously surrendered Notes?
      Notes previously surrendered for conversion may be withdrawn at any time up until 5:00 pm, New York City time, on the Expiration Date. For a withdrawal of surrendered Notes to be effective, a written, telegraphic or facsimile transmission with all the information required must be received by the Conversion Agent on or prior to 5:00 pm, New York City time, on the Expiration Date at its address set forth on the back cover of this Conversion Offer Prospectus. See “Terms of the Offer — Withdrawal of Surrendered Notes.”

Who do I call if I have any questions on how to surrender my Notes for conversion or any other questions relating to the Offer?
      Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent. Any questions regarding the Offer should be directed to any of the Dealer Managers. Contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Conversion Offer Prospectus. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
      The Common Stock is listed on the NYSE under the symbol “SRP.” The following table shows the dividends paid and the high and low reported sale prices per share of the Common Stock in the consolidated transaction reporting system in “The Dow Jones News Retrieval Service” for the stated calendar quarter.

		High	Low

2005	Third Quarter (through August 2, 2005)	$13.26	$12.28
	Second Quarter	13.05	10.11
	First Quarter	11.30	9.00
2004	Fourth Quarter	10.54	8.93
	Third Quarter	9.00	7.55
	Second Quarter	7.90	6.57
	First Quarter	8.53	7.19
2003	Fourth Quarter	7.53	4.92
	Third Quarter	6.23	4.56
	Second Quarter	5.95	3.22
	First Quarter	7.35	2.85
      On August 2, 2005, the last reported sale price of the Common Stock was $13.00 per share.
      As of June 30, 2005, the book value per share of Common Stock was $12.73 per share or $8.17 per share adjusted for the additional shares of Common Stock that may be issued upon conversion of the Notes. The holders of the Notes are entitled to receive (non-cumulative) dividend payments on a 1 to 1 basis with holders of Common Stock without exercising the conversion option under the Notes. The Notes meet the criteria of a participating security for the purposes of the calculation of the Company’s basic earnings per share; therefore, the 65,749,110 shares of Common Stock that may be issued upon conversion of the Notes are factored into the calculation of the Company’s book value per share.
      The Board last declared a dividend on the Company’s Common Stock on February 6, 2002. Since that time, the Board has determined not to pay a dividend on the Common Stock. Before declaring any dividend, the Board would consider factors that ordinarily affect dividend policy, such as current and prospective earnings, current and prospective business conditions, regulatory factors, the Company’s financial condition and other matters within the discretion of the Board as well as dividend restrictions set forth in the Company’s 8 5/8% Senior Notes due 2014, the Company’s 7.803% Senior Notes due 2012, the Company’s Series A and Series B Floating Rate Senior Notes due November 16, 2005 and the notes to be sold in the New Offering.
USE OF PROCEEDS
      The Company will not receive any proceeds from the Offer.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth the Company’s consolidated ratio of earnings to fixed charges for the fiscal years ended 2000, 2001, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005.

								Three
								Months
								Ended
	Year Ended December 31,							March 31,

	2000	2001		2002	2003	2004		2004	2005

Ratio of Earnings to Fixed Charges(1)(2)	—	1.17	x	—	—	1.12	x	—	—

(1)	For the purpose of calculating the ratios of earnings to fixed charges, “Fixed Charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC. “Earnings” represent pre-tax income (or loss) from continuing operations before the pre-tax preferred stock dividend requirement of SPPC, fixed charges and capitalized interest.

(2)	For the years ended December 31, 2000, 2002 and 2003 and the three months ended March 31, 2004 and 2005, earnings were insufficient to cover fixed charges by $91,474, $467,440, $160,343, $67,652 and $19,180, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The following table summarizes the Company’s selected historical consolidated financial data, which you should read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and related notes incorporated by reference herein from its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
Income Statement and Other Financial Data

						Three Months Ended
	Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(Dollars in thousands except ratios)
Operating Revenues:
Electric	$2,221,111	$4,426,881	$2,832,285	$2,624,426	$2,666,000	$528,374	$581,144
Gas	100,803	145,652	149,783	161,586	153,752	59,476	67,538
Other	3,152	2,454	2,536	1,531	4,087	267	292

	2,325,066	4,574,987	2,984,604	2,787,543	2,823,839	588,117	648,974
Operating Expenses:
Operation:
Purchased power	1,116,375	4,052,077	1,786,823	1,145,219	1,069,302	193,491	220,152
Fuel for power generation	526,535	728,619	453,436	480,537	459,478	103,157	110,002
Gas purchased for resale	83,199	136,534	91,961	111,675	121,526	47,917	53,480
Deferred energy costs disallowed	—	—	491,081	90,964	1,586	1,586	—
Recovery (Deferral) of energy costs — electric — net	16,719	(1,136,148)	(233,814)	97,893	143,033	47,889	40,116
Recovery (Deferral) of energy costs — gas — net	(16,164)	(23,170)	24,785	16,155	(4,136)	(1,407)	(328)
Impairment of goodwill	—	—	—	—	11,695	11,695	—
Other	249,760	314,996	279,896	324,608	328,685	73,089	87,590
Maintenance	52,477	69,499	64,440	69,636	78,907	24,888	22,946
Depreciation and amortization	157,981	165,614	174,200	191,259	205,647	49,937	52,789
Taxes:
Income tax benefit	(30,704)	(652)	(165,249)	(57,008)	24,443	(22,062)	(7,830)
Other than income	42,214	42,976	44,554	45,141	44,888	11,851	11,109
Total Operating Expenses	2,198,392	4,350,345	3,012,113	2,516,079	2,485,054	542,031	590,026

Operating Income (Loss):	126,674	224,642	(27,509)	271,464	338,785	46,086	58,948

								Three Months Ended
	Year Ended December 31,							March 31,

	2000	2001		2002	2003	2004		2004	2005

	(Dollars in thousands except ratios)
Other Income (Expense):
Allowance for other funds used during instruction	2,813	474		(36)	5,765	5,948		1,373	3,809
Interest accrued on deferred energy	205	55,204		23,058	28,054	25,332		6,549	6,108
Disallowed merger costs	—	—		—	—	(5,890)		(5,890)	—
Disallowed plant costs	—	—		—	—	(47,092)		—	—
Other income	12,680	12,450		10,988	29,948	34,937		8,639	10,139
Other expense	(8,135)	(13,633)		(18,365)	(14,243)	(13,770)		(3,125)	(4,266)
Income taxes	(511)	(14,870)		(4,058)	(12,801)	3,812		(1,558)	(3,264)
Unrealized loss on derivative instrument	—	—		—	(46,065)	—		—	—

	7,052	39,625		11,587	(9,342)	3,277		5,988	12,526

Total Income (Loss) Before Interest Charges	133,726	264,267		(15,922)	262,122	342,062		52,074	71,474
Interest Charges:
Long-term debt	154,048	207,358		248,852	293,482	312,399		75,460	78,427
Interest on terminated contracts	—	—		5,564	48,332	(35,170)		—	—
Other	35,576	23,892		29,911	30,444	37,785		21,587	6,166
Allowance for borrowed funds used during construction	(10,634)	(2,801)		(5,270)	(5,976)	(8,587)		(2,173)	(4,603)

	178,990	228,449		279,057	366,282	306,427		94,874	79,990

Income (Loss) From Continuing Operations:	$(45,264)	35,818		$(294,979)	$(104,160)	$35,635		(42,800)	(8,516)

Ratio of Earnings to Fixed Charges(1)(2)	—	1.17	x	—	—	1.12	x	—	—
Balance Sheet Data

	As of December 31,					As of
						March 31,
	2000	2001	2002	2003	2004	2005

	(Dollars in thousands)
Balance sheet data (end of period):
Cash and Cash Equivalents	$51,503	$98,583	$192,170	$181,757	$266,328	$282,739
Utility Plant(3)	4,099,367	4,298,332	4,460,347	4,642,650	4,926,926	5,042,926
Short-Term Borrowings	213,074	177,000	—	25,000	—	—
Long-Term Obligations (including Current Maturities)	2,850,839	3,692,760	3,899,176	3,798,644	4,089,772	4,088,605
Total Debt	3,063,913	3,869,760	3,899,176	3,823,644	4,089,772	4,088,605
Preferred Stock	50,000	50,000	50,000	50,000	50,000	50,000
Common Shareholders’ Equity	1,359,712	1,695,336	1,327,166	1,435,394	1,498,616	1,488,158
Total Capitalization(4)	4,473,625	5,615,096	5,276,342	5,309,038	5,638,388	5,626,763

(Dollars in thousands)

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “Fixed Charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for funds use during construction, capitalized interests and the portion of interest expense deemed attributable to interest. “Earnings” represent the income (or loss) from continuing operations before income taxes, plus fixed charges.

(2)	For the years ended December 31, 2000, 2002 and 2003 and the three months ended March 31, 2004 and 2005, earnings were insufficient to cover fixed charges by $91,474, $467,440, $160,343, $67,652 and $19,180, respectively.

(3)	Amounts include plant in service and construction work in progress, less accumulated provision for depreciation.

(4)	Amounts include total debt, preferred stock, accumulated other comprehensive income and common shareholders’ equity.

TERMS OF THE OFFER
General
      Upon the terms and subject to the conditions set forth in this Conversion Offer Prospectus and in the related Letter of Transmittal and any supplements or amendments hereto or thereto, the Company hereby offers to pay an amount in cash upon conversion of any and all of the $300,000,000 outstanding principal amount of the Notes equal to the Conversion Consideration in addition to the shares of Common Stock issuable upon conversion pursuant to the original terms of the Notes. Holders that validly surrender their Notes for conversion prior to 5:00 pm, New York City time, on the Expiration Date will, subject to the terms and conditions of the Offer, receive the Conversion Consideration.
      Notes surrendered for conversion may be validly withdrawn at any time up until 5:00 pm, New York City time, on the Expiration Date. In addition, Notes surrendered for conversion may be validly withdrawn after the Expiration Date if the Offer is terminated prior to payment of any Conversion Consideration thereunder. In the event of a termination of the Offer, Notes surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders. In such event, the Company or its affiliates may seek to induce conversion of any Notes that remain outstanding following termination or expiration of the Offer through privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms as it may determine, which may include cash consideration that is more or less than the Conversion Consideration to be paid pursuant to the Offer or other consideration.
      The Company’s obligation to accept for conversion and to pay the related Conversion Consideration are conditioned upon satisfaction of the Financing Condition and the General Conditions as set forth in “Terms of the Offer — Conditions to the Offer.” As described therein, subject to applicable securities laws and the terms set forth in this Conversion Offer Prospectus, the Company reserves the right, prior to the expiration of the Offer on the Expiration Date,

•	to waive any and all conditions to the Offer;

•	to terminate the Offer or extend the Expiration Date; or

•	otherwise to amend the Offer in any respect.
      The rights reserved by the Company in this paragraph are in addition to the Company’s rights to terminate the Offer described in “Terms of the Offer — Conditions to the Offer.”
      Any amendment to the Offer will apply to all Notes surrendered for conversion pursuant to the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.
      If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will disseminate additional Offer materials and extend such Offer to the extent required by law.
      None of the Company, its Board of Directors, the Trustee, the Information Agent, the Conversion Agent or the Financial Advisors makes any recommendation as to whether or not Holders should surrender their Notes for conversion pursuant to the Offer. Holders must make their own decisions with regard to surrendering their Notes.
Acceptance of Notes for Conversion and Payment of Conversion Consideration
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will accept for conversion, and promptly convert pursuant to the terms of the Notes and will pay the Conversion Consideration in respect of, all Notes validly surrendered for conversion pursuant to the Offer (and not validly withdrawn, or if withdrawn and then validly re-surrendered). Such payment shall be made by the deposit of the Conversion Consideration in immediately available funds by the Company promptly after the Expiration Date with the Conversion Agent, which will act as agent for converting Holders for the purpose of receiving payment from the Company and transmitting such payment to converting Holders. Under no circumstances will interest on the Conversion Consideration, as applicable, be paid by the Company by reason of any delay on behalf of the Conversion Agent in making payment. The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Exchange Act, to delay acceptance for conversion of, or payment of Conversion Consideration in respect of, Notes in order to comply with any applicable law. See “Terms of the Offer — Conditions to the Offer.” In all cases, payment by the Conversion Agent to Holders or beneficial owners of the Conversion Consideration for Notes surrendered for conversion pursuant to the Offer will be made only after receipt by the Conversion Agent of (1) timely confirmation of a book-entry transfer of such Notes into the Conversion Agent’s account at DTC pursuant to the procedures set forth in the section “Terms of the Offer — Conditions to the Offer,” (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent’s Message (as defined below) through ATOP and (3) any other documents required by the Letter of Transmittal.
      For purposes of the Offer, Notes surrendered for conversion will be deemed to have been accepted for conversion and payment of Conversion Consideration, if, as and when the Company gives oral or written notice thereof to the Conversion Agent.
      Converting Holders will not be obligated to pay brokerage fees or commissions to the Dealer Managers, the Information Agent, the Conversion Agent or the Company, or, except as set forth in Instruction 7 of the Letter of Transmittal, transfer taxes on the payment of the Conversion Consideration.
Procedure for Surrendering Notes
      The surrender of Notes for conversion in accordance with the procedures described below will constitute a valid surrender of the Notes. Holders will not be entitled to receive the Conversion Consideration unless they surrender their Notes for conversion pursuant to the Offer prior to 5:00 pm, New York City time, on the Expiration Date.
      The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person surrendering Notes for conversion and delivering a Letter of Transmittal or transmitting an Agent’s Message and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Conversion Agent. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Conversion Agent on or prior to such date. Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted.

Valid Surrender
      A Holder’s surrender of Notes for conversion (and subsequent acceptance of such Note(s) by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.
      Only Holders are authorized to surrender their Notes for conversion. The procedures by which Notes may be surrendered by beneficial owners that are not Holders will depend upon the manner in which the Notes are held. Holders who wish to transfer Notes and who wish to obtain the Conversion Consideration or wish to provide such benefit to a transferee should validly surrender the Notes for conversion prior to

5:00 pm, New York City time, on the Expiration Date, designating the transferee as payee in the box marked “Special Delivery Instructions” contained in the Letter of Transmittal.
      Holders that surrender for conversion and do not withdraw their Notes prior to 5:00 pm, New York City time, on the Expiration Date will receive the Conversion Consideration, plus accrued and unpaid interest up to, but not including, the applicable Settlement Date. Notwithstanding any other provision hereof, payment of the Conversion Consideration for Notes surrendered and accepted for conversion and payment of the Conversion Consideration pursuant to the Offer will, in all cases, be made only after timely receipt (i.e., on or prior to 5:00 pm, New York City time, on the Expiration Date if the Holder is to receive the Conversion Consideration) by the Conversion Agent of a Book-Entry Confirmation (as defined below) of the transfer of such Notes into the Conversion Agent’s account at DTC as described above, each in the case of Notes held through DTC, and a Letter of Transmittal (or a manually signed facsimile thereof) with respect to such Notes held through DTC or otherwise, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, or a properly transmitted Agent’s Message.

Notes Held by Record Holders
      Each record Holder must complete and sign a Letter of Transmittal in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 4 of the Letter of Transmittal) and send or deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being surrendered for conversion and any other required documents to the Conversion Agent at its address set forth on the back cover of this Conversion Offer Prospectus.

Surrender of Notes Held Through a Custodian
      To effectively surrender for conversion Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee, the beneficial owner thereof must instruct such custodian to surrender the Notes on the beneficial owner’s behalf. A Letter of Instructions included in the materials provided with this Offer may be used by a beneficial owner in this process to effect the surrender. Any beneficial owner of Notes held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner’s Notes are held in DTC to surrender, on such beneficial owner’s behalf, the Notes beneficially owned by such beneficial owner.

Surrender of Notes Held Through DTC
      To effectively surrender for conversion Notes that are held through DTC, DTC participants should either (1) properly complete and duly execute the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually signed facsimile thereof) and such other documents to the Conversion Agent, or (2) electronically transmit their acceptance through ATOP (and thereby surrender Notes), for which the transaction will be eligible, followed by a properly completed and duly executed Letter of Transmittal or transmitted Agent’s Message delivered to the Conversion Agent. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Conversion Agent for its acceptance. Delivery of surrendered Notes must be made to the Conversion Agent pursuant to the book-entry delivery procedures set forth below.
      Except as provided below, unless the Notes being surrendered for conversion are deposited with the Conversion Agent prior to 5:00 pm, New York City time, on the Expiration Date, (accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent’s Message, as applicable), the Company may, at its option, treat such surrender as defective for purposes of the right to receive the Conversion Consideration. Payment of the Conversion Consideration will be made only against surrender of the Notes for conversion and delivery of all other required documents.
      In order to validly surrender for conversion on or prior to 5:00 pm, New York City time, on the Expiration Date, with respect to Notes surrendered pursuant to ATOP, a DTC participant using ATOP must also properly transmit an Agent’s Message. Pursuant to authority granted by DTC, any DTC participant which has Notes credited to its DTC account at any time (and thereby held of record by DTC’s nominee) may directly instruct the Conversion Agent to surrender Notes prior to 5:00 pm, New York City time, on the Expiration Date, as though it were the Holder by so transmitting an Agent’s Message.

Book-Entry Delivery Procedures
      The Conversion Agent will establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Conversion Offer Prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Conversion Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Conversion Agent’s account at DTC, the Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Conversion Agent at one or more of its addresses set forth on the back cover of this Conversion Offer Prospectus on or prior to or the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Conversion Agent. The confirmation of a book-entry transfer into the Conversion Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”
      The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Conversion Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC surrendering the Notes for conversion and that such participant has received the Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and the Company may enforce such agreement against such participant.

Signature Guarantees
      Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a “Medallion Signature Guarantor”), unless the Notes surrendered for conversion are surrendered:

•	by a Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed the box marked “Special Issuance Instructions” or the box marked “Special Delivery Instructions” in the Letter of Transmittal or

•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each, an “Eligible Institution”).
See Instruction 4 of the Letter of Transmittal. If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not surrendered for conversion are to be returned to a person other than the Holder, then the signatures on the Letter of Transmittal accompanying the surrendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. See Instruction 4 of the Letter of Transmittal.

Backup Withholding
      To prevent United States federal income tax backup withholding, each converting Holder of Notes that is a United States person generally must provide the Conversion Agent with such Holder’s correct taxpayer identification number and certify that such Holder is not subject to United States federal income tax backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal and each converting Holder of Notes that is not a United States person generally must provide the Conversion Agent with an applicable Form W-8, certifying that such Holder is not a United States person and is not subject to United States federal income tax backup withholding. For a discussion of the material United States federal income tax consequences relating to backup withholding, see “Material United States Federal Income Tax Consequences.”

Determination of Validity
      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Notes surrendered for conversion pursuant to any of the procedures described above will be determined by the Company in the Company’s sole discretion (whose determination shall be final and binding). The Company reserves the absolute right to reject any and all surrenders of any Notes determined by it not to be in proper form or if the acceptance for conversion of, or payment of Conversion Consideration in respect of, such Notes may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Company, the Conversion Agent, the Financial Advisors, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in surrenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective surrender Notes, the Holder will be entitled to the Conversion Consideration.
Withdrawal of Surrendered Notes
      Notes previously surrendered for conversion may be withdrawn at any time up until 5:00 pm, New York City time, on the Expiration Date. In addition, previously surrendered Notes may be withdrawn after the Expiration Date if the Offer is terminated prior to any payment of Conversion Consideration thereunder. In the event of a termination of the Offer, the Notes surrendered for conversion pursuant to the Offer will be promptly returned to the surrendering Holders.
      For a withdrawal of surrendered Notes to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by the Conversion Agent on or prior to 5:00 pm, New York City time, on the Expiration Date at its address set forth on the back cover of this Conversion Offer Prospectus. Any such notice of withdrawal must:

•	specify the name of the person who surrendered the Notes to be withdrawn;

•	contain the description of the Notes to be withdrawn and the aggregate principal amount represented by such Notes; and

•	be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were surrendered (including any required signature guarantees), if any, or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder.
      If the Notes to be withdrawn have been delivered or otherwise identified to the Conversion Agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. Any Notes validly withdrawn will be deemed to be not validly surrendered for conversion for purposes of the Offer.
      Withdrawal of Notes can be accomplished only in accordance with the foregoing procedures.
      All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by the Company in the Company’s sole discretion, and the Company’s determination shall be final and binding. None of the Company, the Conversion Agent, the Dealer Managers, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Conditions to the Offer

Financing Condition
      Notwithstanding any other provision of the Offer, the Company’s obligation to accept Notes surrendered for conversion and to pay the related Conversion Consideration, are subject to and conditioned upon, unless waived, the receipt by the Company before 5:00 pm, New York City time, on the Expiration Date of net proceeds from the New Offering on terms and conditions satisfactory to the Company, sufficient to pay the Conversion Consideration and to cover the other intended uses of the proceeds of the New Offering. If the New Offering, on terms and conditions satisfactory to the Company, does not result in such proceeds, the Company shall not be required to accept for conversion pursuant to the Offer, pay Conversion Consideration in respect of, and may delay conversion and payment of Conversion Consideration in respect of, any Notes surrendered for conversion in each event subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer. The Company expects that it will return Notes surrendered for conversion promptly if it does not receive such proceeds by 5:00 pm, New York City time, on the Expiration Date.

General Conditions
      Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) the Company’s rights to extend and/or amend the Offer, the Company shall not be required to accept for conversion pursuant to the Offer, pay Conversion Consideration in respect of, and may delay the acceptance for conversion and payment of Conversion Consideration in respect of, any Notes surrendered for conversion pursuant to the Offer, in each event subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer, if any of the following (the “General Conditions”) have occurred:

(1) there shall have been instituted, threatened or be pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

(2) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer;

(3) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer;

(4) the Trustee shall have objected in any respect to, or taken action that could, in the sole judgment of the Company, adversely affect the consummation of, the Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Offer or the acceptance for conversion of, or payment of Conversion Consideration in respect of, Notes surrendered for conversion pursuant to the Offer; or

(5) there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any significant adverse change in the price of the Notes or the Common Stock in the United States or other major securities or financial markets, (c) a material impairment in the trading market for debt or equity securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

      The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. All conditions to the Offer will, if the Conversion Consideration is to be paid promptly after the Expiration Date, be either satisfied or waived by the Company prior to the Expiration Date. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.
DESCRIPTION OF NOTES
      On February 14, 2003, the Company issued and sold $300,000,000 aggregate principal amount of Notes to an initial purchaser who then sold the Notes in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities Act). The Notes were issued under an indenture between the Company and The Bank of New York, as trustee, dated as of February 14, 2003. The terms of the Notes include those provided in the Indenture.
      The following description of provisions of the Notes is not complete and is subject to, and qualified in its entirety by reference to, the Notes and the Indenture.
General
      The Notes are limited to $300 million aggregate principal amount. The Notes mature on February 14, 2010, unless earlier redeemed by the Company or repurchased by the Company at the option of the holder upon the occurrence of a Change of Control (as defined below).
      The Notes bear interest from February 14, 2003 at the rate of 7 1/4% per year. Interest is payable semi-annually in arrears on February 14 and August 14 of each year to Holders of record at the close of business on the immediately preceding January 31 and July 31, respectively, beginning on August 14, 2003. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
      Principal will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at an office or agency maintained by the Company for such purpose, which is currently the principal corporate trust office or agency of the Trustee, in the Borough of Manhattan, The City of New York.
      The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of the Company’s securities or the incurrence of indebtedness. The Indenture also does not contain any covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction or a change of control of the Company except to the extent described under “— Repurchase at Option of Holders Upon a Change of Control” below.
Ranking
      The Notes are the Company’s unsecured (except to the extent described under “— Security” below) and unsubordinated obligations. The Notes rank equally (except to the extent described under “— Security” below) in right of payment with all of the Company’s existing and future unsecured and unsubordinated indebtedness. However, the Notes will be subordinated to any future secured indebtedness as to the assets securing such indebtedness. As of June 30, 2005, the Company had approximately $1.1 billion principal amount of unsubordinated indebtedness and no secured indebtedness outstanding.
      In addition, the Notes are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries. As a holding company, the Company’s cash flows and its ability to service its debt are dependent on the cash flows of its subsidiaries and their ability to pay dividends or other payments to the Company. The Company’s subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due under the Notes. In addition, the Utilities are subject to regulation by state utility commissions which may impose limitations on the rate of return on equity or otherwise impact the amount of dividends which they may pay. Moreover, the Utilities are subject to a variety of restrictions on their ability to pay dividends. As a result of these factors, the Notes will be effectively subordinated to all indebtedness and other liabilities of the Company’s subsidiaries. As of June 30, 2005, NPC had approximately $2.3 billion, and SPPC had approximately $1 billion, of debt and other obligations outstanding. Additionally, SPPC had $50 million of outstanding preferred stock.
Dividend Protection
      The Company will make additional payments of interest on the Notes in an amount equal to any per share dividends on the Common Stock that would have been payable to the Holders of the Notes if such Holders had converted their Notes into a number of shares of Common Stock equal to the then applicable Conversion Rate (as defined below) on the record date for such dividend. The record date and payment date for such dividend protection payment shall be the same as the corresponding record date and payment date of the Common Stock to which the payment relates. Holders of the Notes will not be entitled to any dividend protection payment if the dividend that would otherwise trigger the payment causes an adjustment to the Conversion Rate. See “— Conversion Terms of the Notes.”
Security
      The Company has purchased and pledged to the Trustee as security for the Notes and for the exclusive benefit of the Holders (and not for the benefit of its other creditors), U.S. government securities which, through the scheduled payment of principal and interest in accordance with their terms, will provide cash in an amount sufficient to pay in full the first five scheduled interest payments (up to and including the interest payment due on August 14, 2005) on the Notes when due.
      The U.S. government securities were pledged by the Company to the Trustee for the exclusive benefit of the Holders and are being held by the Trustee in a pledge account. Immediately prior to an interest payment date, the Trustee will release from the pledge account proceeds sufficient to pay interest then due on the Notes. The Company may also make additional payments to the Trustee to ensure that sufficient funds are available to pay interest then due on the Notes if necessary. A failure to pay interest on the Notes when due through the first five scheduled interest payment dates will constitute an Event of Default (as defined below) under the Indenture.
      The pledged U.S. government securities and the pledge account also secure the repayment of the principal amount on the Notes. If prior to August 14, 2005:

•	an Event of Default under the Notes or the Indenture occurs and is continuing; and

•	the Trustee or the Holders of 25% in aggregate principal amount of the Notes accelerate the Notes by declaring the principal amount of the Notes to be immediately due and payable (by written consent, at a meeting of Holders or otherwise), except for the occurrence of an Event of Default relating to the Company’s bankruptcy, insolvency or reorganization, upon which the Notes will be accelerated automatically, then the proceeds from the pledged U.S. government securities will be promptly released for payment to the Holders, subject to the automatic stay provisions of bankruptcy law, if applicable. distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the Notes; and

•	second, to the extent available, to the repayment of a portion of the principal amount of the Notes.
      However, if any Event of Default is cured prior to the acceleration of the Notes by the Trustee or the Holders referred to above, the Trustee and the Holders will not be able to accelerate the Notes as a result of that Event of Default.
      For example, if the first two interest payments were made when due but the third interest payment was not made when due and the Holders promptly exercised their right to declare the principal amount of the Notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,

•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the Notes.
      In addition, Holders would have an unsecured claim against the Company for the remainder of the principal amount of their Notes.
      Once the Company makes the first five scheduled interest payments on the Notes, all of the remaining pledged U.S. government securities and cash, if any, will be released to it from the pledge account and thereafter the Notes will be unsecured.
Conversion Terms of the Notes
      At any time through the close of business on February 14, 2010, Holders may convert all or a portion of their Notes not previously redeemed or repurchased into shares of Common Stock. Assuming the Company has made the election described in the next paragraph, each $1,000 principal amount of Notes is convertible into 219.1637 shares (the “Conversion Rate”) of Common Stock, which is equivalent to an initial conversion price of $4.5628 per share, subject to adjustment upon the occurrence of certain dilution events. The Company is not required to issue fractional shares of Common Stock upon conversion of the Notes. Instead, the Company will pay a cash adjustment based upon the market price of the Common Stock on the last business day before the date of the conversion. Although the Company is not obligated pursuant to the original terms of the Notes to make an adjustment upon conversion of Notes for interest accrued thereon from and after the last interest payment date prior to the date of conversion, it has agreed to make a cash payment for such accrued interest in connection with Notes converted pursuant to the Offer.
      In connection with all Notes surrendered for conversion pursuant to the Offer the Company has elected to deliver shares of Common Stock in lieu of paying the Cash Payment Component (as defined below) that would be payable upon conversion of Notes in the absence of such election. Because the Company has so elected, it will deliver to Holders whose Notes are accepted for conversion pursuant to the Offer a number of shares of Common Stock equal to the applicable Conversion Rate, along with the Conversion Consideration.
      Upon conversion of all or any portion of the Notes, at a time when the Company has not made the election described in the preceding paragraph, the Company will deliver to Holders surrendering Notes for conversion (1) 76.7073 shares of Common Stock (the “Share Payment Component”) and (2) an amount of cash (the “Cash Payment Component”) equal to the then conversion market value of a number of shares of Common Stock equal to the difference between the Conversion Rate and the Share Payment Component. The Share Payment Component will be subject to adjustment in the same manner and under the same circumstances as the Conversion Rate, subject to any limitation under applicable rules of the New York Stock

Exchange (the “NYSE”). The conversion market value will be determined based on the average closing price of the Common Stock for the five consecutive trading days immediately after the second business day following the date on which the Company receives the related conversion notice.
      If Notes are converted after a record date for an interest payment but prior to the next interest payment date, those Notes, other than Notes called for redemption, must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. No such payment will be required from a Holder if the Company exercises its right to redeem such Notes. The Company is not required to issue fractional shares of the Common Stock upon conversion of the Notes. Instead, the Company will pay a cash adjustment based upon the market price of its Common Stock on the last business day before the date of the conversion.
      The conversion rate will be adjusted for certain events, including:

(1) the issuance of Common Stock as a dividend or distribution on the Common Stock;

(2) certain subdivisions and combinations of the Common Stock;

(3) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock (or securities convertible into the Common Stock) at less than (or having a conversion price per share less than) the then current market price of the Common Stock;

(4) the dividend or other distribution to all holders of the Common Stock of shares of the Company’s capital stock (other than Common Stock) or evidences of the Company’s indebtedness or its assets (including securities, but excluding: (A) those rights and warrants referred to in clause (3) above, (B) dividends or distributions in connection with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the consideration pursuant to the third succeeding paragraph and (C) dividends or distributions paid exclusively in cash);

(5) dividends or other distributions consisting exclusively of cash to all holders of the Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender offers by the or any of its subsidiaries for the Common Stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 5% of the Company’s market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of the Common Stock and the number of shares of the Common Stock then outstanding; and

(6) the purchase of the Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer by the Company or any of its subsidiaries for the Common Stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of the Common Stock within 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 5% of the Company’s market capitalization on the expiration of such tender offer.
      In the event that the Company pays a dividend or makes a distribution on shares of the Common Stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company, the Conversion Rate will be adjusted based on the market value of the securities so distributed relative to the market value of the Common Stock, in each case, based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which the “ex-dividend trading” commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.
      No adjustment in the Conversion Rate will be required unless such adjustment would require a change of at least 1% in the Conversion Rate then in effect at such time. However, any adjustment that would otherwise be required to be made but for the fact that such 1% threshold has not been met shall be carried forward and taken into account for the purposes of any subsequent adjustments. Except as stated above, the conversion rate will not be adjusted for the issuance of the Common Stock or any securities convertible into or exchangeable for the Common Stock or carrying the right to purchase any of the foregoing.
      In the case of:

•	any reclassification of or change in the Common Stock (other than changes resulting from a subdivision or combination); or

•	a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of all or substantially all of its property and assets,

•	in each case, as a result of which holders of the Common Stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for the Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert those Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into the Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance. The Company may not become a party to any such transaction unless its terms are consistent with the foregoing.
      In addition, the Indenture provides that upon conversion of the Notes, the Holders of such Notes will receive, in addition to the shares of Common Stock issuable upon such conversion, the rights related to such Common Stock pursuant to the Company’s existing and any future shareholder rights plan, whether or not such rights have separated from the Common Stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.
      If a taxable distribution to holders of the Common Stock or other transaction occurs which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of Common Stock.
      The Company may from time to time, to the extent permitted by law, increase the Conversion Rate of the Notes by any amount for any period of at least 20 days. In that case, the Company will give at least 15 days’ notice of such increase. The Company may make such increases in the Conversion Rate, in addition to those set forth above, as the Board deems advisable to avoid or diminish any income tax to holders of the Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.
Redemption of Notes at the Company’s Option
      The Notes are not redeemable prior to February 14, 2008. At any time on or after that date, the Company may redeem the Notes for cash, in whole or in part, on at least 30 but not more than 60 days’ notice, at the following prices (expressed in percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the Holder of record as of the relevant record date and the redemption price shall not include such interest payment.

      During the twelve months commencing February 14 of the years set forth below:

Year	Redemption Price

2008	102.1%
2009	101.0%
      If the Company does not redeem all of the Notes, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any Notes are to be redeemed in part only, a new note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder’s Notes is selected for partial redemption and the Holder converts a portion of its Notes, the converted portion will be deemed to be first taken from the portion selected for redemption.
Sinking Fund
      No sinking fund is provided for the Notes.
Repurchase at Option of Holders Upon a Change of Control
      If a Change of Control occurs, each Holder will have the right to require the Company to repurchase all of that Holder’s Notes not previously called for redemption, or any portion of those Notes that is equal to $1,000 or an integral multiple of $1,000, on the date that is no later than 30 days after the date the Company gives notice of the occurrence of a Change in Control (such date being the repurchase date) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.
      Within 30 days after the occurrence of a Change of Control, the Company is required to give notice to all Holders, as provided in the Indenture, of the occurrence of the Change of Control and of their resulting repurchase right. The Company must also deliver a copy of its notice to the Trustee. In order to exercise the repurchase right, a Holder must deliver, on or prior to the 30th day after the date of the notice, written notice to the Trustee of the Holder’s exercise of the Holder’s repurchase right, together with the Notes with respect to which the repurchase right is being exercised.
      Under the Indenture, a “Change of Control” of the Company will be deemed to have occurred at such time after the original issuance of the Notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of the Company’s capital stock entitling that person to exercise 50% or more of the total voting power of all shares of the Company’s capital stock entitled to vote generally in elections of directors, other than any acquisition by the Company, any of its subsidiaries or any of its employee benefit plans;

•	the Company’s consolidation or merger with or into any other person, any merger of another person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of its properties and assets to another person, other than:

(1) any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Company’s capital stock and (B) pursuant to which holders of the Company’s capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of the Company’s capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

(2) any merger solely for the purpose of changing the Company’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the Board (together with any new directors whose election to the Board, or whose nomination for election by the Company’s stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; or

•	the Company is liquidated or dissolved or its stockholders pass a resolution approving a plan of liquidation or dissolution.
      The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.
      The foregoing provisions would not necessarily protect Holders if highly leveraged or other transactions involving the Company occur that may adversely affect Holders.
      The Company’s ability to repurchase Notes upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an Event of Default under, or be prohibited or limited by, the terms of the Company’s other indebtedness. Further, the Company cannot assure you that it would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Any failure by the Company to repurchase the Notes when required following a Change of Control would result in an event of default under the Indenture. Any such default may, in turn, cause a default under the Company’s other indebtedness.
Events of Default
      Each of the following constitutes an “Event of Default” under the Indenture:

(1) the Company’s failure to pay when due the principal of or premium, if any, on any of the Notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) the Company’s failure to pay an installment of interest (including liquidated damages, if any) on any of the Notes that continues for 30 days after the date when due; provided that a failure to make or provide for the payment of any of the first five scheduled interest payments on the Notes within three business days of the applicable interest payment dates will constitute an Event of Default with no additional grace or cure period;

(3) the Company’s failure to (A) deliver shares of Common Stock, together with cash in lieu of fractional shares, when such Common Stock or cash in lieu of fractional shares is required to be delivered upon conversion of a Note, or (B) make payment of the Cash Payment Component when such cash is required to be delivered upon conversion of a Note, and, in each case, that failure continues for ten days after the relevant delivery date;

(4) the Company’s failure to perform or observe any other term, covenant or agreement contained in the Notes or the Indenture for a period of 60 days after written notice of such failure, requiring it to remedy the same, shall have been given to it by the Trustee, or to it and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

(5) (A) the Company’s failure or the failure of any of its significant subsidiaries to pay at maturity (after giving effect to any applicable grace period) any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (B) any of the Company’s indebtedness, or indebtedness of any of its significant subsidiaries, aggregating $10 million or more shall have been accelerated and declared due and payable prior to the scheduled maturity thereof, and such acceleration is not rescinded or annulled within a 30-day period after the date of such acceleration;

(6) certain events of the Company’s bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

(7) the agreement made by the Company in favor of the Trustee governing the disbursements of funds from the pledge account, as such agreement may be amended, restated, supplemented or otherwise modified from time to time, shall cease to be in full force and effect or enforceable in accordance with its terms.

      The Indenture provides that the Trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on any of the Notes when due or in the payment of any redemption or repurchase obligation.
      If an Event of Default specified in clause (6) above occurs and is continuing, then automatically the principal of all the Notes and the interest thereon shall become immediately due and payable. If an Event of Default shall occur and be continuing, other than with respect to clause (6) above (such default not having been cured or waived as provided under “— Modifications and Waiver” below), the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare the Notes due and payable at their principal amount together with accrued interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding upon the conditions provided in the Indenture.
      The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the Notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.
      The Company will be required to furnish annually to the Trustee a statement as to the fulfillment of its obligations under the Indenture.
Mergers and Sales of Assets
      The Company may, without the consent of the Holders, consolidate with, merge into or transfer all or substantially all of its assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all the Company’s obligations under the Indenture and the Notes;

•	at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and

•	certain other conditions are met.

Modifications and Waiver
      The Indenture (including the terms and conditions of the Notes) may be modified or amended by the Company and the Trustee, without the consent of the holder of any Note, for the purposes of, among other things:

•	adding to the Company’s covenants for the benefit of the Holders;

•	surrendering any right or power conferred upon the Company;

•	providing for conversion rights of holders of Notes if any reclassification or change of the Common Stock or any consolidation, merger or sale of all or substantially all of the Company’s assets occurs;

•	providing for the assumption of the Company’s obligations to the Holders in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of Holders of Notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the Indenture necessary in connection with the registration of the Notes under the Securities Act, provided that this action does not adversely affect the interests of the Holders of the Notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the Indenture; provided that such modification or amendment does not, in the good faith opinion of the Board, adversely affect the interests of the Holders in any material respect;

•	adding or modifying any other provisions which the Company may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes in any material respect; or

•	to evidence and provide for the appointment of a successor trustee.
      Modifications and amendments to the Indenture or to the terms and conditions of the Notes may also be made, and past default by the Company may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

•	reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

•	change the currency of payment of such note or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of Holders upon a Change of Control or the conversion rights of Holders;

•	modify the provisions of the Indenture relating to the pledge of securities as contemplated under “— Security” above in a manner that adversely affects the interests of the holders of Notes; or

•	reduce the percentage in aggregate principal amount of Notes outstanding necessary to modify or amend the Indenture or to waive any past default.

Satisfaction and Discharge
      The Company may discharge its obligations under the Indenture while Notes remain outstanding, subject to certain conditions, if:

•	all outstanding Notes have become due and payable or will become due and payable at their scheduled maturity within one year, or all outstanding Notes are scheduled for redemption within one year, and

•	in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption; provided that the Company shall remain obligated to issue shares upon conversion of the Notes.
Governing Law
      The Indenture and the Notes are governed by, and construed in accordance with, the law of the State of New York.
Information Concerning the Trustee
      The Bank of New York, as trustee under the Indenture, has been appointed by the Company as paying agent, Conversion Agent, registrar and custodian with regard to the Notes. The Trustee or its affiliates may from time to time in the future provide other services to the Company in the ordinary course of their business.
Book-Entry Form
      The Notes were issued in the form of a global security held in book-entry form in denominations of $1,000 and multiples thereof. DTC, or its nominee will be the sole registered holder of the Notes for all purposes under the Indenture. Owners of beneficial interests in the Notes represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be Holders and will not be entitled to any rights under the global security or the Indenture provided to the Holder of the Notes. The Company and the Trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global security.
      Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by the Company within 90 days;

•	the Company decides to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the Indenture occurs and is continuing.
DESCRIPTION OF COMMON STOCK
General
      The Company’s authorized capital stock consists of 250,000,000 shares of Common Stock, $1.00 par value per share. The Company’s Common Stock is listed on the NYSE under the trading symbol “SRP.” The following description of the Common Stock summarizes provisions of, and is qualified in its entirety by reference to, the Company’s Articles of Incorporation and the laws of the State of Nevada.

      All shares of Common Stock participate equally with respect to dividends and rank equally upon liquidation. Each share of Common Stock is entitled to one vote per share at all meetings of stockholders. The Common Stock has no preemptive rights and does not have cumulative voting rights.
      The Board is classified, consisting of three classes of equal (or nearly equal) membership serving staggered three-year terms. The vote of the holders of two-thirds of the issued and outstanding shares of Common Stock is required to remove a director or directors from office or to amend the provisions of the Articles of Incorporation relating to election and removal of directors, unless, in the case of such an amendment, two-thirds of the Board approves the amendment, in which case the approval of the holders of a majority of the outstanding Common Stock is required.
      The vote of the holders of two-thirds of the issued and outstanding shares of Common Stock, in addition to any class vote required by law, is required to effect certain mergers, sales of assets or stock issuances involving the Company and any holder of more than 10 percent of the Common Stock, unless certain “fair price” criteria and procedural requirements are satisfied or the transaction is approved by a majority of the directors (excluding any director affiliated with such 10 percent stockholder). The vote of the holders of two-thirds of the issued and outstanding shares of Common Stock is required to amend these “fair price” provisions.
      Except as described above, the Company may amend its Articles of Incorporation upon the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock.
      In the event of any liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata the assets and funds of the Company remaining after satisfaction of all of its creditors.
      The Company’s transfer agent and registrar is Wells Fargo Shareowner Services.
Rights Agreement
      The Company is a party to a Rights Agreement which is designed to deter:

•	partial and two-tier tender offers,

•	stock accumulation programs, and

•	other coercive tactics which might be used to gain control of the Company without giving the Board the opportunity to negotiate on behalf of its stockholders.
      Under the Rights Agreement, one stock purchase right was distributed to the holders of each share of Common Stock outstanding on October 31, 1999. One right has been, and will continue to be, issued for each share of Common Stock issued since that date.
      Each right entitles its Holder to purchase from the Company one share of Common Stock at a purchase price of $75.00 per share under specific circumstances. That purchase price may be adjusted under the terms of the Rights Agreement.
Prior to a Distribution Date,

•	the rights will be evidenced by the certificates for the associated Common Stock,

•	no separate rights certificates will be issued, and

•	the rights will not be exercisable.
Following a Distribution Date, the rights will

•	trade separately from the Common Stock, and

•	be evidenced by separate rights certificates.

      If any person, other than the Company and its affiliates, becomes the beneficial owner of 15 percent or more of the outstanding shares of Common Stock, each holder of a right will be entitled to receive Common Stock, or, in certain circumstances, cash, property or other securities of the Company, having a value equal to two times the exercise price of the right. This Common Stock, cash, property or other securities may be obtained by the holder of the right by exercising the right at its then current exercise price. Rights may not be exercised in connection with a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Board determines to be fair on the basis of criteria set forth in the Rights Agreement.
      The Rights Agreement provides that a Distribution Date will occur upon the earlier of:

•	10 business days following the first date of a public announcement that a person or group of affiliated or associated persons, other than the Company and its affiliates (an “Acquiring Person”), has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding Common Stock (such first date being called the “Stock Acquisition Date”), or

•	10 business days, or a later date determined by a majority of the Board, following the commencement of, or a public announcement of an intention to make, a tender or exchange offer if, upon the consummation the tender or exchange offer, the Acquiring Person would be the beneficial owner of 15 percent or more of the outstanding Common Stock.
      If at any time following the Stock Acquisition Date,

•	The Company is acquired in a merger or other business combination transaction, or

•	50 percent or more of its assets or earning power are sold,
each holder of a right will be entitled to receive Common Stock of the acquiring or surviving company having a value equal to two times the exercise price of the right. This Common Stock may be obtained by the Holder of the right by exercising that right at its then current exercise price.
      After any of the transactions referred to in the preceding two paragraphs occur, any rights that are, or under circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will immediately become void.
      The Rights Agreement provides that the purchase price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the rights will be adjusted to prevent dilution.
      After an Acquiring Person acquires beneficial ownership of 15 percent or more of the outstanding Common Stock and before that Acquiring Person acquires 50 percent or more of the outstanding Common Stock, the Board may exchange the rights, partially or completely, at an exchange ratio of one share of Common Stock per right. This exchange ratio may be adjusted in particular situations. Rights owned by that Acquiring Person which have become void may not be exchanged.
      At any time prior to the earlier of (i) 10 days after an Acquiring Person has acquired beneficial ownership of 15 percent or more of the outstanding Common Stock, or (ii) October 31, 2009, the Company may redeem the rights in whole at a price of $.01 per right. A partial redemption of rights in that situation is not permitted. Immediately after the Board orders redemption of the rights, the rights will terminate and the only entitlement of the holders of rights will be to receive the redemption price.
      Until a right is exercised, its holder will have no rights as a stockholder of the Company solely as a result of holding the right. The rights will expire on October 31, 2009, unless they have been exercised in connection with a transaction of the type described above or unless the Company exchanged or redeemed them earlier in the manner described above. The Board of Directors of the Company may decide to extend, amend or terminate the Rights Agreement following October 31, 2009. Any action by the Board affecting the Rights Agreement will be described in the Company’s reports filed with the SEC.

Nevada Statutory Provisions
      Nevada law provides that no person may acquire direct or indirect control of an entity that holds a controlling interest in a public utility without the prior approval of the PUCN. Nevada law, however, permits the transfer of not more than 25 percent of the Common Stock of an entity that holds a controlling interest in a public utility without the prior approval of the PUCN. The Company hold a controlling interest in both NPC and SPPC, which are public utilities in Nevada. Accordingly, no person may acquire 25 percent or more of the Common Stock without first obtaining the approval of the PUCN. This restriction will apply to any person seeking to convert Notes into the Common Stock. Any transaction that violates such restriction is not valid for any purpose.
      The Company is subject to Nevada’s Control Share Acquisition Act (Nevada Revised Statutes 78.378-78.3793), which prohibits an acquiror, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquiror obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.
      The Company is also subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411-78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10 percent or more of the corporation’s voting stock.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      Except as otherwise indicated herein, the following discussion sets forth the opinion of the Company’s counsel, Choate, Hall & Stewart LLP, regarding the material U.S. federal income tax consequences of conversion pursuant to the Conversion Offer, and, with respect to non-U.S. Holders (as defined below), the ownership and disposition of Common Stock received upon surrender of the Notes by a Holder. Except where otherwise stated, this discussion deals only with Notes and Common Stock held as capital assets (generally, property held for investment) by a beneficial owner that purchased the Notes upon original issuance at their original issue price.
      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code and administrative and judicial interpretations, all as in effect on the date hereof. These income tax laws, regulations and interpretations, however, may change at any time, possibly with retroactive effect. This discussion does not address the effect of any U.S. federal estate and gift tax laws, or any state, local or foreign tax laws.
      As used herein, a “U.S. Holder” is a beneficial owner of Notes that is one of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      A “non-U.S. Holder” is a beneficial owner of Notes who is not a U.S. Holder, and is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Notes or Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of the conversion pursuant to the Conversion Offer and the ownership and disposition of Common Stock.
      This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address all the tax consequences that may be relevant to beneficial owners that are subject to special tax treatment, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	tax-exempt investors;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	insurance companies;

•	real estate investment companies;

•	regulated investment companies;

•	persons holding Notes or Common Stock as part of a hedging, conversion, integrated or constructive sale transaction;

•	persons holding Notes or Common Stock as part of a straddle; or

•	U.S. Holders whose functional currency is not the United States dollar.
      The Company has treated, and will continue to treat, the Notes as indebtedness for U.S. federal income tax purposes. However, it is possible that the Internal Revenue Service (the “IRS”) could contend that the Notes should be treated as an equity interest in, rather than indebtedness of, the Company. The remainder of this discussion assumes that the Notes constitute indebtedness for U.S. federal income tax purposes.
      No statutory, administrative or judicial authority directly addresses the U.S. federal income tax consequences of conversion pursuant to the Conversion Offer. As a result, the tax consequences of conversion pursuant to the Conversion Offer and of the receipt of the Conversion Consideration are unclear in certain respects, as described herein. No assurance can be given that the IRS or the courts will agree with the tax consequences as described herein. If the tax consequences are not as described herein, the timing, amount and character of any income, gain, or loss could be materially and adversely different from the description below. You should consult your own tax advisor regarding the tax consequences to you of conversion pursuant to the Conversion Offer and of the ownership of Common Stock, including the tax consequences under state, local, foreign and other tax laws.
U.S. Federal Income Tax Consequences of Conversion pursuant to the Conversion Offer
      Although the matter is not free from doubt, it is the opinion of the Company’s counsel, Choate, Hall & Stewart LLP, that the surrender of the Notes in exchange for the Conversion Consideration and Common Stock (which is sometimes referred to below as the “Conversion”) should be treated for U.S. federal income tax purposes as a “recapitalization” as that term is defined in section 368(a)(1)(E) of the Code. The Conversion will qualify as a recapitalization for U.S. federal income tax purposes only if, among other things, the Notes qualify as “securities” for these purposes. Whether a debt instrument is a “security” for U.S. federal income tax purposes depends on a number of factors, including the term to maturity of the instrument at the time of issuance. Assuming that the Conversion is treated as a “recapitalization,” a beneficial owner that converts its Notes pursuant to the Conversion Offer will recognize (A) interest income to the extent amounts are attributable to accrued interest not previously included in income and (B) long-term capital gain in an amount equal to the lesser of (1) the Conversion Consideration (other than any amount attributable to accrued interest) and (2) the excess of the fair market value of the Common Stock (including fractional shares) and the Conversion Consideration received in the Conversion (other than any amount attributable to accrued interest) over the beneficial owner’s adjusted tax basis in the Notes surrendered in the exchange. With the exception of any Common Stock attributable to accrued interest, the tax basis of the Common Stock (including fractional shares) received upon Conversion will be the same as the tax basis of the Notes surrendered, increased by the amount of gain recognized, if any, and reduced by the amount of the Conversion Consideration (to the extent not attributable to accrued interest). With the exception of any Common Stock attributable to accrued interest, the holding period of the Common Stock so received will include the holding period of the Notes surrendered. A beneficial owner will generally recognize long-term capital gain on the receipt of cash in lieu of a fractional share of Common Stock as if such fractional share had been issued and then redeemed by the Company.
      The IRS may take the position that the Conversion is not a recapitalization. Instead, for example, the IRS could take the position that the Conversion is a conversion of the Notes pursuant to their terms, and that the Conversion Consideration must be recognized as ordinary income (other than interest) in its entirety. In such case, the exchange of Notes for Common Stock pursuant to the Conversion would not be taxable (except to the extent any amounts received are attributable to accrued interest not previously included in income), but the Conversion Consideration would be taxable as ordinary income. Alternatively, it is possible that the IRS might contend that the Notes are “contingent payment debt instruments” subject to section 1.1275-4 of the Treasury regulations and that as a result the conversion is fully taxable and all gain recognized upon a disposition of the Notes is taxable as interest income. Other characterizations are also possible. You should consult your own tax advisor regarding the proper tax treatment of the Conversion Consideration.
Non-U.S. Holders
      The following discussion applies only to non-U.S. Holders. Special rules may apply to you if you are a “controlled foreign corporation,” “passive foreign investment company,” or in certain circumstances a U.S. expatriate, and such non-U.S. Holders should consult their own tax advisors.

Conversion Pursuant to the Conversion Offer
      If, consistent with the opinion of the Company’s counsel, Choate, Hall & Stewart LLP, the Conversion constitutes a “recapitalization” for U.S. federal income tax purposes, any gain realized by a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless:

•	the non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met;

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States; or

•	the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes. The Company has not determined whether we are or have been a United States real property holding corporation. Even if it is or has been a United States real property holding corporation, so long as the Company’s Common Stock continues to be regularly traded on an established securities market, you will not be subject to U.S. federal income or withholding tax on the conversion if you owned, actually or by attribution, (at any time during the shorter of the five year period preceding the date of disposition or your holding period), (i) if the Notes are regularly traded on an established securities market, less than or equal to five percent of the Notes, or (ii) if the Notes are not regularly traded, Notes that did not have as of any date on which Notes were acquired by such non-U.S. Holder a fair market value greater than the fair market value of five percent of the Common Stock.
      If, instead, the Conversion is treated for U.S. federal income tax purposes as a conversion of the Notes into Common Stock, and the Conversion Consideration is treated as ordinary income that is not interest, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the conversion of a Note into Common Stock, but the Conversion Consideration may be subject to tax. Because of this uncertainty, 30% of the Conversion Consideration paid to non-U.S. Holders may be withheld and paid over to the IRS unless an exemption from, or reduction of, withholding tax is applicable pursuant to an income tax treaty or because such amount is effectively connected with the conduct of a trade business by the non-U.S. Holder in the United States. In order to claim an exemption from, or reduction of, such withholding tax, the non-U.S. Holder must deliver a properly executed IRS Form W-8ECI (or successor form) with respect to amounts effectively connected with the conduct of a trade or business within the United States or IRS Form W-8BEN (or successor form) with respect to an exemption or reduction under a treaty. Non-U.S. Holders should consult their own tax advisors regarding the application of the withholding tax rules to their particular circumstances, including the possibility of filing a claim for a refund of tax withheld on the Conversion Consideration.
      Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on amounts received attributable to accrued interest or, if the Notes are treated as contingent payment debt instruments, gain upon conversion treated as ordinary interest income provided that (1) such amounts are not effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States, (2) the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote, (3) the non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership, (4) the non-U.S. Holder is not a bank whose receipt of interest on the Notes is described in section 881(c)(3)(A) of the Code, (5) either (a) the non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or successor form) and certifies, under penalty of perjury, that it is not a United States person or (b) a securities clearing organization, bank or other financial institution holding the Notes on behalf of the non-U.S. Holder certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the non-U.S. Holder and provides a copy thereof, and (6) with respect to gain upon conversion treated as interest income, the Company is not, and has not been, a United States real property holding corporation, as provided above under “— Conversion Pursuant to the Conversion Offer.”

Common Stock

Sale or Exchange of Common Stock
      A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of Common Stock unless:

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or exchange and certain other conditions are met;

•	such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. Holder; or

•	the Company is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Common Stock. The Company has not determined whether it is or has been a United States real property holding corporation. Even if it is, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to a non-U.S. Holder if it holds, actually or by attribution, at all times during the applicable period, less than five percent of our Common Stock, provided that the Common Stock continues to be regularly traded on an established securities market.

Dividends
      Distributions on Common Stock after conversion will constitute a dividend for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends generally will be subject to U.S. federal income withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the conduct of a trade or business in the United States, which is more fully described below.

Income or Gains Effectively Connected With A United States Trade or Business
      If a non-U.S. Holder is engaged in a trade or business in the United States and if dividends on the Common Stock, or gain realized on the sale, exchange or other disposition of Common Stock, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States), the non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), generally will be required to pay U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder. The non-U.S. Holder would be required, under currently effective Treasury regulations, to provide the Company with a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from U.S. withholding tax. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable United States income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.
Information Reporting And Backup Withholding

U.S. Holders
      In general, information reporting requirements will apply to payments of the Conversion Consideration unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or otherwise fail to comply with applicable information reporting requirements.

Non-U.S. Holders
      The Company must report annually to the IRS and to each non-U.S. Holder the amount of interest on the Notes and dividends paid on the Common Stock to the non-U.S. Holder, and the tax withheld therefrom, regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting these amounts may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. Holder is resident.
      A non-U.S. Holder generally will not be subject to additional information reporting or to backup withholding at the applicable rate (currently 28%) with respect to payments of interest on the Notes or dividends on the Common Stock provided the holder has furnished to the payor or broker a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-U.S. person or otherwise established an exemption.
      The Company will report to the IRS the payment of the Conversion Consideration to a non-U.S. Holder as income other than interest. As stated above under “— Conversion Pursuant to the Conversion Offer, 30% of the Conversion Consideration paid to non-U.S. Holders may be withheld and paid over to the IRS unless an exemption or reduction applies.
      The payment of the proceeds of the sale or other disposition of the Notes or the Common Stock by a non-U.S. Holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding at the applicable rate, unless the non-U.S. Holder certifies its status as a non-U.S. person under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale or other disposition of the Common Stock by a non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the sale or other disposition of the Common Stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, unless the non-U.S. Holder certifies its status as a non-U.S. person under penalties of perjury or otherwise establishes an exemption or the broker has specified documentary evidence in its files that the holder is a non-U.S. person.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex, and non-U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to them.

INTERESTS OF DIRECTORS AND OFFICERS
      The Company is not aware of any of its directors, officers, principal stockholders or affiliates that own Notes or will be surrendering Notes for conversion pursuant to the Offer. Neither the Company, nor any of its subsidiaries nor, to the best of its knowledge, any of the its directors or executive officers, nor any affiliates of any of the foregoing, have engaged in any transactions in the Notes during the 60 business days prior to the date hereof.
DEALER MANAGERS
      The Dealer Managers for the Offer are Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. The Company has agreed to pay the Dealer Managers compensation for their services in connection with the Offer, which compensation would be $1,500,000, assuming full participation in the Offer. The Dealer Managers and their affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to the Company and its subsidiaries. The Dealer Managers have received, and may in the future receive, customary compensation from the Company and its subsidiaries for such services. The Dealer Managers have regularly acted as underwriters and initial purchasers of long and short-term debt securities issued by the Company and the Utilities in public and private offerings and will likely continue to do so from time to time, including in connection with the New Offering.
      The Dealer Managers may from time to time hold Notes, shares of Common Stock and other securities of the Company in their proprietary accounts, and, to the extent they own Notes in these accounts at the time of the Offer, the Dealer Managers may surrender such Notes for conversion pursuant to the Offer. During the course of the Offer, the Dealer Managers may trade shares of Common Stock or effect transactions in other securities of the Company for their own accounts or for the accounts of their customers. As a result, the Dealer Managers may hold a long or short position in the Common Stock or other securities of the Company.
INFORMATION AGENT
      Morrow & Co., Inc. has been appointed as the Information Agent for the Offer. The Company has agreed to pay the Information Agent reasonable and customary fees for its services and will reimburse the Information Agent for its reasonable out-of-pocket expenses. All requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials should be directed to the Information Agent at 445 Park Avenue, 5th Floor, New York, New York 10022, telephone number (800) 654-2468.
CONVERSION AGENT
      The Bank of New York has been appointed Conversion Agent for the Offer. The Company has agreed to pay the Conversion Agent reasonable and customary fees for its services and will reimburse the Conversion Agent for its reasonable out-of-pocket expenses. All completed Letters of Transmittal should be directed to the Conversion Agent at the address set forth on the back cover of this Conversion Offer Prospectus. The Bank of New York is the trustee under the indenture under which the Notes were issued and has in the past and may in the future receive customary compensation for such services.
FEES AND EXPENSES
      The Company will bear the fees and expenses relating to the Offer. The Company is making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone, email or in person by the Dealer Managers and Information Agent, as well as by officers and regular employees of the Company and those of its affiliates. The Company will also pay the Conversion Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. The Company will indemnify each of the Conversion Agent, the Dealer Managers and the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.
AVAILABLE INFORMATION
      The Company is subject to the informational requirements of the Exchange Act and files reports and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the public reference rooms and their copy charges may be obtained from the Securities and Exchange Commission by calling 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that have been filed electronically with the Securities and Exchange Commission. The Company’s Securities and Exchange Commission filings are also available on its website at www.sierrapacificresources.com. The contents of the Company’s website are not incorporated into this Conversion Offer Prospectus.
INCORPORATION BY REFERENCE
      The Company incorporates by reference the documents listed below which were filed with the Securities and Exchange Commission under the Exchange Act:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2004,

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and

•	the Company’s Current Reports on Form 8-K filed on April 13, 2005, May 9, 2005, May 17, 2005, May 19, 2005, May 24, 2005, June 8, 2005, June 16, 2005, June 23, 2005, June 24, 2005, July 7, 2005, July 11, 2005 and July 27, 2005.
      The Company also incorporates by reference each of the following documents that it files with the Securities and Exchange Commission after the date of this Conversion Offer Prospectus until this Offer is completed:

•	reports filed under Sections 13(a), 13(c) and 14 of the Exchange Act; and

•	any reports filed under Section 15(d) of the Exchange Act.
      You should rely only on information contained or incorporated by reference in this Conversion Offer Prospectus. The Company has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
      You should assume that the information appearing in this Conversion Offer Prospectus is accurate as of the date of this Conversion Offer Prospectus only. The Company’s business, financial condition and results of operations may have changed since that date.
      You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting the Company at the following address:

Sierra Pacific Resources
Attention: Manager of Finance and Treasury
P.O. Box 30150
6100 Neil Road
Reno, Nevada 89520
Telephone: (775) 834-5723

LEGAL OPINIONS
      The validity of the Common Stock offered hereby and certain tax matters will be passed upon by Choate, Hall & Stewart LLP, Boston, Massachusetts. Matters of Nevada law will be passed upon for the Company by Woodburn and Wedge, Reno, Nevada. Dewey Ballantine LLP, New York, New York, will pass upon certain legal matters in connection with the Offer for the Dealer Managers.
EXPERTS
      The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this Conversion Offer Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 142 and Emerging Issues Task Force Issue No. 03-6, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
MISCELLANEOUS
      The Company is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Offer will not be made to (nor will surrenders of Notes for conversion in connection with the Offer be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.
      Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the offer to convert. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Available Information.”
      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Conversion Offer Prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Dealer Managers.

      Completed Letters of Transmittal and any other documents required in connection with surrenders of Notes for conversion should be directed to the Conversion Agent at the address set forth below.
The Conversion Agent for the Offer is:
The Bank Of New York

By Registered or Certified Mail:	By Regular Mail & Overnight Courier:	In Person By Hand Only:
101 Barclay Street — 7E	101 Barclay Street — 7E	101 Barclay Street — 7E
New York, New York 10286	New York, New York 10286	New York, New York 10286
Attention: Mr. David A. Mauer	Attention: Mr. David A. Mauer	Attention: Mr. David A. Mauer

By Facsimile Transmission: (212) 298-1915	Confirm Facsimile Transmission by Telephone: (212) 815-3687
      Any requests for assistance in connection with the Offer or for additional copies of this Conversion Offer Prospectus or related materials may be directed to the Information Agent at the address or telephone numbers set forth below. A Holder may also contact such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, NY 10022
(212) 754-8000
Noteholders Call Toll Free: (800) 654-2468
E-mail: srp.info@morrowco.com
      Any questions relating to the Offer may be directed to any of the Dealer Managers at the respective addresses and telephone numbers set forth below.
The Dealer Managers for the Offer are:

Lehman Brothers	Merrill Lynch & Co.
745 Seventh Avenue, 3rd Floor	4 World Financial Center, 7th Floor
New York, New York 10019	New York, New York 10080
Attention: Liability Management Group	Attention: Liability Management Group
(212) 526-0111 (collect)	(212) 449-4914 (collect)
(800) 443-0892 (toll free)	(800) 654-8637 (toll free)
Deutsche Bank Securities
60 Wall Street
New York, New York 10005
Attention: Liability Management Group
(212) 250-2955 (collect)
(866) 627-0391 (Toll Free)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      The Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The Articles of Incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.
      The Company’s Articles of Incorporation and By-laws provide in substance that no director, officer, employee, fiduciary or authorized representative of the Company shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director, officer or other representative capacity to the fullest extent that the laws of the State of Nevada permit elimination or limitation of the liability of directors and officers.
      The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.
      The Company’s By-laws provide in substance that every director and officer of the Company shall be entitled to indemnification against reasonable expense and any liability incurred in connection with the defense of any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Company or otherwise, in which he or she may be involved, as a party or otherwise, by reason of being or having been a director or officer of the Company or by reason of the fact that such person is or was serving at the request of the Company as a director, officer, employee, fiduciary or other representative of the Company or another corporation, partnership, joint venture, trust, employee benefit plan or other entity, except to the extent prohibited by law.
      The Company has purchased insurance coverage under a policy insuring its directors and officers against certain liabilities which they may incur in their capacity as such. See “Item 22. Undertakings” for a description of the Securities and Exchange Commission’s position regarding such indemnification provisions.

Item 21.	Exhibits
      See the Exhibit Index immediately preceding the Exhibits included as part of this Registration Statement.

Item 22.	Undertakings
      The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the Conversion Offer Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To respond to requests for information that is incorporated by reference into the conversion offer pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on August 3, 2005.

SIERRA PACIFIC RESOURCES

By	/s/ Michael W. Yackira

Michael W. Yackira
Corporate Executive Vice President and Chief Financial Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Walter M. Higgins III, Michael W. Yackira, William D. Rogers, Colleen J. Rice and John E. Brown as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all supplements and amendments (including post-effective amendments and Registration Statements filed pursuant to Rule 462(b) of the Securities Act) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, shall do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Walter M. Higgins III Walter M. Higgins III	Director, President and Chief Executive Officer	August 3, 2005

/s/ Michael W. Yackira Michael W. Yackira	Corporate Executive Vice President and Chief Financial Officer	August 3, 2005

/s/ John E. Brown John E. Brown	Controller	August 3, 2005

/s/ Joseph B. Anderson, Jr. Joseph B. Anderson, Jr.	Director	August 3, 2005

/s/ Mary Lee Coleman Mary Lee Coleman	Director	August 3, 2005

/s/ Krestine M. Corbin Krestine M. Corbin	Director	August 3, 2005

/s/ Theodore J. Day Theodore J. Day	Director	August 3, 2005

Signature	Title	Date

/s/ James R. Donnelley James R. Donnelley	Director	August 3, 2005

/s/ Jerry E. Herbst Jerry E. Herbst	Director	August 3, 2005

/s/ John F. O’Reilly John F. O’Reilly	Director	August 3, 2005

/s/ Philip G. Satre Philip G. Satre	Director	August 3, 2005

/s/ Clyde T. Turner Clyde T. Turner	Director	August 3, 2005

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Form of Dealer-Manager Agreement
3	.1†	Restated Articles of Incorporation (previously filed as Exhibit 3(A) to Form 10-K for the year ended December 31, 1999)
3	.2†	By-Laws (previously filed as Exhibit 3.1 to the Company’s current report on Form 8-K filed May 9, 2005)
4	.1†	Amended and Restated Rights Agreement dated as of February 28, 2001 between Sierra Pacific Resources and Wells Fargo Bank Minnesota, N.A. as Successor Rights Agent (previously filed as Exhibit 4.1 to Registration Statement on Form S-3 filed July 2, 2001, File # 333-64438).
5.1		Opinion of Choate, Hall & Stewart LLP
5.2		Opinion of Woodburn and Wedge
8.1		Opinion of Choate, Hall & Stewart LLP as to Tax Matters (included in Exhibit 5.1)
12.1		Statement regarding computation of Ratios of Earnings to Fixed Charges
23.1		Consent of Deloitte & Touche LLP
23.4		Consent of Choate, Hall & Stewart LLP as to Tax Matters (included in Exhibit 5.1)
24.1		Powers of Attorney (included in signature page)
99.1		Form of Letter of Transmittal
99	.2*	Form of Conversion Agent Agreement

†	Previously filed

*	To be filed by amendment or subsequent Form 8-K